Short Form Prospectus

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities have not been and will not be registered under the U.S. Securities Act of 1933. Accordingly, except as permitted under the Underwriting Agreement, these securities may not be offered or sold in the United States of America or to or for the account or benefit of a U.S. person as defined in Regulation S under the U.S. Securities Act of 1933 and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of documents incorporated herein by reference may be obtained on request without charge from the Secretary of Bema Gold Corporation at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, telephone (604) 681-8371.

New Issue	September 4, 2003

BEMA GOLD CORPORATION
Cdn$69,000,000
23,000,000 Shares

This short form prospectus qualifies the distribution of an aggregate of 23,000,000 common shares of Bema Gold Corporation (the “Company” or “Bema”) at a price of Cdn$3.00 per share pursuant to an underwriting agreement (the “Underwriting Agreement”) dated September 4, 2003 between the Company and each of Canaccord Capital Corporation, Haywood Securities Inc., Griffiths McBurney & Partners, Orion Securities Inc. and BMO Nesbitt Burns Inc. (collectively, the “Underwriters”). The price per common share was determined by negotiation between the Company and the Underwriters. Pursuant to the terms of the Underwriting Agreement, the Underwriters agreed to purchase 20,000,000 common shares (the “Shares”) of the Company at the offering price set forth above for gross proceeds of Cdn$60,000,000. The Company had also granted to the Underwriters an option (the “Option”), exercisable in whole or in part until 48 hours prior to closing of the offering, to purchase up to an additional 3,000,000 Shares (“Additional Shares”) at the offering price set forth above for further gross proceeds of Cdn$9,000,000. The Underwriters have advised the Company they are exercising the Option in full. A purchaser who acquires Additional Shares from the Underwriters acquires those Additional Shares under this short form prospectus and will receive a copy of it. The outstanding common shares of the Company are listed for trading on the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”). On August 18, 2003, the last trading day before the announcement of the offering, the closing price of the Company’s common shares on the TSX was Cdn$2.92.

Price: Cdn$3.00 per Share

Proceeds to the
	Price to Public	Underwriters’ Fees	Company(1)

Per Share	Cdn$3.00	Cdn$0.15	Cdn$2.85
Total	Cdn$69,000,000	Cdn$3,450,000(2)	Cdn$65,550,000

(1)	Before deducting expenses of the offering, estimated to be Cdn$100,000.

(2)	The Company has agreed to pay to the Underwriters a cash commission equal to 5% of the gross proceeds realized from the sale of Shares and Additional Shares.

The Underwriters, as principals, conditionally offer the Shares and Additional Shares subject to prior sale if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters by Gowling Lafleur Henderson LLP, counsel for the Company, and by Stikeman Elliott LLP, counsel for the Underwriters.

This short form prospectus qualifies the distribution of Shares. This short form prospectus also qualifies the distribution to the Underwriters of the Option and the Additional Shares issued upon the exercise of the Option (see “Plan of Distribution”).

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Definitive certificates for the Shares and Additional Shares are expected to be available for delivery at closing which will take place on or about September 9, 2003, or such later date as may be agreed between the Company and the Underwriters. The Underwriters may effect transactions intended to stabilize or maintain the market price for the common shares of the Company at levels above that which might otherwise prevail on the open market (see “Plan of Distribution”).

ELIGIBILITY FOR INVESTMENT

In the opinion of Gowling Lafleur Henderson LLP, counsel for the Company, in accordance with legislation in effect at the date hereof and subject to compliance with the prudent investment standards or criteria and general investment provisions and restrictions of the statues referred to below (and, where applicable, regulations, guidelines and prescribed criteria thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, written procedures, guidelines or goals (and compliance therewith) and, in certain cases, the filing of such policies, standards, written procedures, guidelines or goals, the securities offered by this short form prospectus, if issued on the date hereof, would not be precluded as investments under the following statutes:

Insurance Companies Act (Canada)	Employment Pension Plans Act (Alberta)
Pension Benefits Standards Act, 1985 (Canada)	Insurance Act (Alberta)
Trust and Loan Companies Act (Canada)	Loan and Trust Corporations Act (Alberta)
Insurance Act (Ontario)	Financial Institutions Act (British Columbia)
Loan and Trust Corporations Act (Ontario)	Pension Benefits Standards Act (British Columbia)
Pension Benefits Act (Ontario)	The Insurance Act (Manitoba)
Trustee Act (Ontario)	The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)

In the opinion of Gowling Lafleur Henderson LLP, counsel for the Company, and Stikeman Elliott LLP, counsel for the Underwriters, provided the Shares and Additional Shares are listed on a prescribed stock exchange in Canada (which currently includes the TSX), the Shares and Additional Shares will be qualified investments for the purposes of the Income Tax Act (Canada) and the regulations thereunder, as in effect on the date hereof, for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), deferred profit sharing plans (“DPSPs”) and registered education savings plans (“RESPs”) within the meaning of such Act. Based in part on a certificate of an officer of the Company as to certain factual matters, the Shares and Additional Shares will not, on the date hereof, constitute “foreign property” to RRSPs, RRIFs and DPSPs and certain other persons to whom Part XI of the Income Tax Act (Canada) is applicable.

DOCUMENTS INCORPORATED BY REFERENCE

The Company files annual and quarterly financial information, material change reports and other information with the securities commissions or similar authorities in each of the provinces of Canada (collectively, the “Commissions”). The following documents filed with the Commissions are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)
the audited financial statements of EAGC (“EAGC”) Ventures Corp. and notes for the financial years March 31, 2002, 2001 and 2000, and the auditors’ report thereon, together with the unaudited interim financial statements of EAGC for the three months ended June 30, 2002, all as attached as Schedule “A” to the final short form offering prospectus of the Company dated November 28, 2002;

(b)
the consolidated audited financial statements of Petrex (Proprietary) Limited and notes for the financial year ended June 30, 2002, all as attached as Schedule “B” to the Company’s final short form prospectus dated November 28, 2002;

(c)
the pro-forma consolidated financial statements of the Company as at December 31, 2002, and the notes thereto, attached as Schedule “C” to the Company’s final short form prospectus dated September 4, 2003;

(d)
the consolidated audited financial statements of the Company and notes for the financial years ending December 31, 2002 and December 31, 2001 and the auditor’s report thereon together with the accompanying “Management’s Discussion and Analysis” of the Company;

(e)
the Material Change Report dated February 10, 2003, with respect to a private sale by the Company through Canaccord Capital Corporation and Haywood Securities Inc. of 11.2 million special warrants of EAGC Ventures Ltd. (“EAGC”) owned by the Company at a price of $2.40 per special warrant;

(f)	the Renewal Annual Information Form of the Company dated May 20, 2003;

(g)	the Management Proxy Circular of the Company dated June 11, 2003;

(h)	the Material Change Report dated July 11, 2003, with respect to the May 2003 exploration drill program results at the Company’s Kupol gold and silver project in northeastern Russia;

(i)	the Material Change Report dated July 17, 2003, with respect to a non-brokered private placement of 2,272,727 flow-through common shares of the Company at a price of Cdn$2.20 per Share;

(j)	the “Management’s Discussion and Analysis” of the Company and the unaudited interim consolidated financial statements for the three months ended March 31, 2003 and the six months ended June 30, 2003;

(k)	the Material Change Report dated August 20, 2003, with respect to the exploration drill results at the Company’s Kupol gold and silver project in northeastern Russia; and

(l)	the Material Change Report dated August 26, 2003, with respect to this offering.

All material change reports (other than confidential reports), consolidated interim financial statements (unaudited), audited financial statements and information circulars that are required to be filed by the Company with the Commissions or similar authorities in Canada after the date of this short form prospectus and prior to the completion or withdrawal of this offering, shall be deemed to be incorporated by reference into and form an integral part of this short form prospectus. The documents incorporated or deemed incorporated by reference herein contain meaningful and material information relating to the Company and prospective subscribers for Shares should review all information contained in this short form prospectus and the documents incorporated by reference before making an investment decision.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

Copies of documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, telephone (604) 681-8371.

CURRENCY

Unless otherwise indicated, all references to “$” or “dollars” in this short form prospectus refer to United States dollars. References to “Cdn$” in this short form prospectus refer to Canadian dollars.

The noon rate of exchange September 3, 2003 as reported by the Bank of Canada for the conversion of Canadian dollars was Cdn$1.00 equals $0.7240 United States dollars.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the information contained herein and in the documents incorporated by reference constitutes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States concerning the Company’s plans at its Julietta, Petrex, Kupol, Cerro Casale, Refugio, and other mineral properties. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, political risks involving operations in Russia, South Africa and Chile and other countries and the policies of other nations towards companies doing business in these jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under “Risk Factors Relating To Our Business” in this short form prospectus and the Renewal Annual Information Form as well as in Management’s Discussion and Analysis each incorporated by reference into this short form prospectus.

THE COMPANY

The Company was formed by the amalgamation under the Company Act (British Columbia) of three British Columbia publicly traded mineral exploration companies, Amir Mines Ltd., Normine Resources Ltd. and Bema International Resources Inc., effective December 5, 1988. On July 19, 2002, the Company continued federally under the Canada Business Corporations Act and ceased to be a British Columbia company. The head office and principal place of business of the Company is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1. The Company’s registered office is located at the offices of Gowling Lafleur Henderson LLP, Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia, V7X 1J1.

The Company is a Canadian mining company engaged in the mining and production of gold and the acquisition, exploration, and development of precious metal properties principally in the Russian Federation, South Africa, Chile and Canada.

The material business operations of the Company are presently carried out in large part through wholly or jointly owned private subsidiary companies, and through junior public companies in which the Company is typically the largest shareholder. The Company may additionally provide management services to such companies.

The Julietta Mine

The Company holds a 79% indirect interest in the Julietta mine, an underground gold and silver mine and conventional milling operation in the Magadan region of far eastern Russia. The remaining 21% is owned by Russian shareholders of Omsukchansk Mining and Geological Company (“OMGC”), the Russian joint stock company which owns and operates the Julietta mine.

On September 7, 2001, ore processing commenced at the Julietta mine and mill commissioning, now complete, was underway. On September 18, 2001, construction of the Julietta mine was completed. Commercial production levels were achieved in November 2001 and commercial production was achieved effective December 1, 2001 at the Julietta mine. In the first official month of production, the Julietta mine produced 6,457 ounces of gold at an operating cash cost of $112 per ounce and a total cash cost of $142 per ounce. In 2002, the first full year of commercial production, the Julietta mine produced 108,844 ounces of gold at an operating cash cost of $119 per ounce and a total cash cost of $159 per ounce. In the first six months of 2003, the Julietta mine produced 54,698 ounces of gold at a cash operating cost of $136 per ounce of gold and a total cash cost of $174 per ounce. All operating costs are net of silver credits.

Overall project costs at the Julietta mine were approximately $51.4 million including start-up working capital, as compared to the original budget of $45.1 million. Construction came in under budget. The increase to the overall project cost noted above relates mainly to legal fees, Russian value added tax, transportation, consulting, insurance and fuel due to higher prices and consumption relating to the extremely cold winter in 2000/2001 at Julietta. The overruns were partially offset by the favourable variance to budget for the construction of the mill facilities and infrastructure.

The project was financed by an equity contribution from the Company of approximately $10.1 million, a $25 million project loan facility (fully drawn) from HVB Group and Standard Bank London Limited, a $10 million project loan (fully drawn) from the International Finance Corporation (“IFC”) (a division of the World Bank) (consisting of an A loan of $8.5 million and a C loan of $1.5 million) and an overrun protection convertible note facility of $5 million of which $4 million was drawn down. As of June 30, 2003, two scheduled repayments have been made totalling $8.3 million on the project loan facility leaving a balance of $16.6 million, while $2.8 million of the IFC A loan has been repaid, reducing the balance outstanding on the IFC loans to $7.2 million. A further $5.6 million is scheduled to be repaid in September 2003. The IFC C loan matures six months after the final principal payment under the IFC A loan provided that it may be extended at the option of the IFC to September 2007.

Since September 2001, the Company has maintained an ongoing exploration program at the Julietta property to upgrade resource veins to reserves and to look for new veins. The minimum goal is to replace ounces mined with new proven and probable reserves.

Bema conducted an extensive exploration program at Julietta during 2002 consisting of diamond drilling, bulldozer trenching, geological mapping and geochemical sampling. Diamond drilling consisted of 65 surface holes totalling 10,123 metres and 58 underground holes totalling 4,275 metres. The 2002 drilling was intended to upgrade inferred resources, test new veins and extend known mineralization while the underground drilling tested the V-6, V-1a and b veins and the V-2 vein. Based on the success of this drill program, the Company believes it has replaced all of the ore mined in 2002.

Bema completed 16 trenches over 3,500 metres at Julietta in 2002 and discovered two new veins, V-18 and V-19. The V-19 vein contained chip sample values up to 44.61 grams per tonne gold and 753.5 grams per tonne silver over 3.5 metres and the V-18 vein contains chip samples of up to 104.4 grams per tonne gold and 187.2 grams per tonne silver over 0.4 metres. The veins have been extended for up to 550 metres at surface. A 10,000 metre surface diamond drill program is being conducted to upgrade resources in 2003, approximately 9,500 metres of which are now completed, and will include drill testing of these veins while an additional 7,500 metres of infill and underground drilling is planned for the V-2, V-4 ad V-5 veins. The Company is currently reviewing increasing the surface diamond drill program to between 17,000 or 19,000 metres. An exploration drift was commenced in mid year to explore the V-4 and V-5 veins. Several new veins have been discovered during the drill program.

In late April 2003, the Company completed an update of the reserves and resources for the Julietta mine (see “Recent Developments – Julietta Mine - Updated Reserve and Resource Estimate”).

In June 1999, the Company completed an internally prepared, revised development plan for the Julietta mine. In June 2002, a further updated development plan was completed, which took into account the start-up parameters of the mine to such date (the “2002 Plan”). Based on the 2002 Plan, the Julietta mine is projected to mine and mill an average of 400 tonnes of ore per day, containing an average grade of 24.7 grams of gold and 407.5 grams of silver per tonne for the first four years. This represents an increase from the original 1999 mine plan which projected 350 tonnes of ore per day.

The 2002 Plan optimized cash flow from the operation by scheduling the highest grade of ore in the early years of the mine life. Over each of the first four years of production, the 2002 Plan estimated average annual production of approximately 100,000 ounces of gold and 1.7 million ounces of silver. Cash operating cost per ounce of gold, net of silver credits, was estimated to average approximately $81 per ounce of gold and total cash cost per ounce of gold, net of silver credits (in each case based on a silver price of $4.75 per ounce), was estimated at $124.

In 2003 the Company updated the 2002 Plan based on the recently completed reserve and resource estimate for the Julietta deposit and updated the future life of mine cost estimates. For 2003, the operating cash cost for the Julietta mine is budgeted to average $110 per ounce of gold, net of silver credits, while total cash cost is budgeted to average $155 per ounce (based on $4.75 per ounce silver credits). Operating cash cost estimates have increased since the completion of the 2002 Plan for a variety of reasons. The most significant changes to the 2002 Plan cost estimates are higher insurance costs (due to 9/11), higher fuel costs, reduced silver recovery estimates and higher expatriate staffing requirements. Future operating cash costs at Julietta are anticipated to remain in line with 2003 budget numbers.

In this short form prospectus, operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits. Total cash costs, calculated in accordance with the Gold Institute Production Cost Standard, include operating cash costs, royalties and production taxes. All operating costs listed for Julietta are net of silver credits from mine production.

In 2003, the Company plans to produce approximately 116,000 ounces of gold and 1,495,000 ounces of silver from milling 146,000 tonnes at the Julietta mine.

The production estimates are projections and there can be no assurance that these results will be achieved on the schedule indicated or at all. Plans are continuously being upgraded with the addition of new reserves.

Currently, the Company is exporting all of its gold production from the Julietta mine and selling to Western banks. Silver is being sold to Russian banks and the Company is receiving an 80% prepayment based on the value of silver delivered to the refinery in Magadan. The Company commenced export of gold to Western buyers in July 2002. Previously gold was being sold to Russian banks and the Company was receiving a 90% prepayment.

Petrex Properties

On February 14, 2003, the Company completed a business combination by way of plan of arrangement (the “Arrangement”) whereby the Company acquired all of the issued and outstanding common shares of EAGC Ventures Ltd. (“EAGC”), a then TSX Venture Exchange listed company. As a result, the Company acquired 100% of the Petrex mining properties and related assets beneficially owned by Petrex (Pty) Limited (“Petrex”) in South Africa which EAGC had purchased in the fall of 2002. Pursuant to the Arrangement, the Company issued 62,854,305 common shares in exchange for the same number of issued and outstanding EAGC common shares, and assumed 25,361,750 EAGC share purchase warrants and exchanged 1,250,000 stock options of EAGC for a like number of stock options of the Company. Upon completion of the Arrangement, EAGC became a wholly owned subsidiary of the Company.

EAGC had acquired the South African gold mining assets of Petra Mining Ltd. (“Petmin”) through the purchase of all of the issued and outstanding shares and debt of Petmin’s subsidiary, Petrex, in October 2002 in consideration for $67 million. In order to complete the $67 million acquisition of Petrex, EAGC arranged a $35 million loan facility and a $5 million working capital facility from Standard Bank London. In addition, EAGC entered into an agreement with Griffiths McBurney & Partners, BMO Nesbitt Burns and Canaccord Capital Corporation to raise approximately $40 million by the sale of special warrants of EAGC, each special warrant consisting of one common share and one-half of one share purchase warrant. On completion of the Arrangement, the loan facility remained with Bema South Africa (Pty.) Ltd. (formerly know as Main Street 83 (Pty) Ltd.) a wholly owned subsidiary of EAGC and was effectively assumed by the Company.

Petrex is a holding company that owns all of the issued and outstanding shares of Grootvlei Proprietary Mines Limited (“Grootvlei), Consolidated Modderfontein Mines Limited (“Consmodder”) and Nigel Gold Mining Company (Pty) Ltd. (“Nigel”), three active subsidiaries involved in the mining and extraction of gold on the East Rand in the Gauteng Province, South Africa. Consmodder in turn holds all of the shares of two additional active subsidiaries, Consmodder Modderfontein Mines 1979 Limited South Africa and Modderfontein Seventy-Four (Proprietary) Limited South Africa.

The following discussion is based on Bema’s current information regarding the Petrex operations.

The mining operations of Petrex comprise eight underground shafts and three open pit operations. Total production from all areas for the Petrex financial year ended June 30, 2002, was 137,180 ounces of gold from 1,501,000 tonnes of ore. Of this total, 39,030 ounces of gold were produced from the open pit and surface clean up operations, or 28.5% of total production, from 488,000 tonnes of ore, with the remainder sourced from underground. Total cash costs including development capital and water pumping costs averaged approximately $218 per ounce.

For the year ended June 30, 2002 and based on Petrex’s audited financial statements (expressed in Rand) total revenue was ZAR367.0 million ($36.42 million), and net income was ZAR34.8 million ($3.45 million). An exchange rate of 10.0771 Rand/US$ was used for the revenue and net income, based on an average price from July 1, 2001 to June 30, 2002. Total assets at June 30, 2002 were ZAR270.5 million ($26 million), total liabilities were ZAR235.8 million ($22.7 million), and the working capital amounted to a deficit of ZAR27.2 million ($2.6 million). An exchange rate of 10.3900 Rand/US$ was used for the assets, liabilities and working capital, based on the closing price on June 30, 2002.

The centrally located Grootvlei metallurgical plant near Grootvlei No. 4 Shaft processes the ore from all Petrex mining operations. An additional circuit was commissioned by Petmin during the third quarter of 2002 with the intent of increasing plant capacity by 38% to approximately 185,000 tonnes per month. During commissioning, it was discovered that the addition of the new circuit did not have a positive effect on production. Operating results during the fourth quarter of 2002 revealed production problems such as not being able to achieve the grind size requirements from the milling circuit, thickening problems, high residue grades and excessive spillage in both the grinding and leaching areas. The Company did a detailed review of this expansion and determined that significant design modifications were required for the plant to be capable of reaching the production goal of 185,000 tonnes per month and gold recovery of 90%. The Company and Petrex completed the design work for the process modifications which were required throughout the plant to utilize the full capacity of the mills and other equipment that were installed by Petrex, and resolve problems with grinding, thickening, leach retention time, carbon handling, water balance, spillage and other related issues. Construction on major modification projects has now been completed including the addition of an 18 metre diameter high rate thickener, the addition of seven Carbon In Leach (“CIL”) tanks and the conversion of the existing leach tanks to a two line parallel CIL system, replacement of the tailing line and pumps, four additional linear screens, a new carbon handling system, instrumentation upgrades and other related modifications.

The plant improvements are progressing well and it is planned to reach full production levels of 185,000 tonnes per month by October 2003. During the construction and commissioning period, production rates have been ramping up from previous levels of approximately 145,000 tonnes per month to the target rate of 185,000 tonnes per month, and gold recovery is improving toward the target level of 90%.

During the construction period, cash costs for the first six months of 2003 were budgeted to be significantly higher than those budgeted for the second half of 2003 and beyond. In the second quarter, Petrex produced 38,362 ounces of gold at a total cash cost of $354 per ounce. The main reasons for the high cash costs were the strength of the South African rand versus the U.S. dollar and the mill modification and ramp up. The South African rand averaged 8% higher against the U.S. dollar in the second quarter of 2003 compared to the first quarter. The rand, however, increased 30% versus the budgeted rate of exchange (10 Rand to 1USD) which has added approximately $81 per ounce to the total cash cost for the quarter. For the remainder of 2003, should the rand retain its strength, approximately 85% of the resulting higher U.S. dollar denominated cash costs will be mitigated by increased revenue realized from the rand denominated gold put options purchased. Over the next six years, approximately 70% of expected production is protected by rand denominated put options.

The Company completed the acquisition of the Petrex mines on February 14, 2003. Production from the first four and one-half months from the date of the acquisition was 56,445 ounces of gold at total cash costs of $366 per ounce. Second quarter revenue from Petrex was $15.2 million from the sale of 39,880 ounces of gold sold at an average realized price of $381 per ounce compared to an average spot gold price for the period of $347 per ounce. The average realized price benefited from the exercise of rand denominated put options having a strike price of 3,000 rand per ounce.

For financial information regarding the Arrangement, see the Financial Statements of EAGC, the Financial Statements of Petrex and the Pro-Forma Consolidated Financial Statements as at June 30, 2002 attached as Schedules “A”, “B” and “C”, respectively, to the final short form prospectus of the Company dated November 28, 2002, such Financial Statements herein incorporated by reference and the Interim Financial Statements of EAGC for the six month period ended September 30, 2002, hereto attached as Schedule “A”, the Interim Financial Statements of EAGC for the nine month period ended December 31, 2002, hereto attached as Schedule “B”, and the Pro-Forma Consolidated Financial Statements as at December 31, 2002, hereto attached as Schedule “C”.

The Refugio Mine

The Company owns a 50% interest in the Refugio mine, an open pit, heap leach gold mine in Chile which was placed under care and maintenance in June 2001. Mining and crushing operations at the Refugio mine were temporarily shut down in November 2000 due to a dispute with the mine’s operator and poor operating performance. Mining and crushing operations at the Refugio mine recommenced on December 16, 2000. The Company and Kinross Gold Corporation (“Kinross”), the other 50% owner of the Refugio mine, had agreed to recommence mining until May 31, 2001 based on a jointly approved 2001 budget that took advantage of favourable mining and heap leaching conditions during the Chilean summer and reflected changes and repairs made to the crushing plant while mining was suspended. Due to the mine’s poor cost performance in 2000, the low gold price and the requirement for significant additional capital to build leach pads in the second quarter of 2001, the Company and Kinross agreed to cease mining effective June 1, 2001 and commence residual leaching as mining activities were placed on care and maintenance, pending higher gold prices. Since mining operations were suspended, residual leaching has continued with the gold recovery plant being closed during the winter months. The remainder of the facilities remain on care and maintenance.

The transformation from mining to residual leaching operation proceeded as planned and on budget. Residual leaching has continued since mining operations were suspended and is currently ongoing. During the Chilean winter, June through September, CMM has been shutting down the gold recovery plant and going to minimum crews that manage the water balance in the heap. Official production from residual leaching concluded at the end of May 2002. The additional recovery of gold during the fourth quarter of 2002 and continuing into 2003 is being considered, for accounting purposes, as a credit against the care and maintenance costs, recorded in the Statement of Operations of the Company’s consolidated financial statements. In 2003, modifications were made to allow partial operation of the gold recovery plant while at the minimum crew levels. Full operation of the gold recovery plant is planned to resume again in October 2003, the end of the Chilean winter. It is forecast that gold recovery from residual leaching will continue to have an incremental benefit and will reduce the care and maintenance costs of the property through 2003 and on into 2004.

During the first and second quarters of 2003, the Refugio mine recovered 4,947 and 2,861 ounces of gold, respectively, from residual leaching. The decrease in gold recovery going into the Chilean winter is normal because the water distribution on the heap leach becomes very restrictive in order to avoid potential freezing problems while minimizing the amount of work required on the heap. Total gold recovered in 2002, was 25,970 ounces (12,985 ounces attributable to the Company). The plant will be intermittently run during the current Chilean winter and will be fully restarted in October 2003.

With the recent increase in the gold price, the Company and Kinross are currently reviewing the economic feasibility of recommencing mining operations at the Refugio mine in 2004. In addition to the review, a $5.4 million program (Bema’s share 50%) consisting of $5.2 million for exploration and development drilling and metallurgical testing and $200,000 for feasibility studies was approved by the Company and Kinross. All of the field work associated with this program has been completed. The goal of this program is to increase the mineable reserves which will increase the mine life and, as a result, improve project economics. Drilling and metallurgical test work began during the fourth quarter of 2002, and metallurgical work is ongoing. As at June 30, 2003, approximately $4.7 million of the $5.4 million program has been spent. Results of the program will be available in the fourth quarter of 2003. This data, combined with a new ore reserve estimate, engineering trade-off studies, operating cost reviews and capital cost estimates will be combined into a feasibility study for determining whether to recommence mining which will be completed by October, 2003.

Future production is dependent on the results of the feasibility report described above.

Kupol Gold and Silver Project

On December 18, 2002, the Company announced that it had completed the terms of a definitive agreement with the Government of Chukotka, an autonomous Okrug (region), in northeast Russia to acquire up to a 75% interest in the high-grade Kupol gold and silver project. The Company can acquire a 75% interest on the following basis: (i) an initial 20% interest by paying $8 million cash (paid in December, 2002) and expending a minimum of $5 million on exploration on the Kupol property by December 2003; (ii) a further 10% interest by paying $12.5 million in cash within twelve months of the initial payment; (iii) an additional 10% interest by paying $10 million in cash within 24 months of the initial payment and expending an additional $5 million on exploration by December 2004; and (iv) the final 35% interest by completing a bankable feasibility study and by paying $5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the feasibility study (within 90 days of the completion of the feasibility study). Upon commencement of mine construction, the Company will pay a further $5.00 per ounce of gold for 75% of the ounces identified in the proven and probable reserves contained in the feasibility study.

The Kupol project hosts a large epithermal gold and silver vein system that is up to 30 metres wide with significant values over a true width of up to 15 metres. The vein system has been defined by a Russian operator using geological mapping, diamond drilling, trenching, geochemistry and geophysics over 4 kilometres of strike length and remains open along strike and at depth.

The Kupol project is located approximately 950 kilometres northeast of the Company’s Julietta mine and 200 kilometres east of the City of Bilibino. Access to the property is via dirt road and all terrain track in the summer and winter road for the remainder of the year or by helicopter from Bilibino.

In May 2003, the Company commenced an aggressive exploration program at Kupol using two Russian drill rigs and two Canadian drill rigs. The Company plans to spend approximately $8.5 million on exploration in 2003, which includes 26,200 metres of drilling and extensive trenching, metallurgical test work, a site survey, hydrology studies and acquiring environmental baseline information. In addition, the Company has recently commenced a scoping and pre-feasibility study budgeted at $2 million.

See “Recent Developments – Kupol – Exploration Results”.

The Cerro Casale Deposit

The Company (24%) together with Arizona Star Resource Corp. (“Arizona Star”) (25%) and Placer Dome Inc. (“Placer”) (51%) indirectly own the Aldebaran property in Chile, which includes the Cerro Casale gold-copper porphyry deposit. The foregoing parties entered into a shareholders’ agreement dated January 28, 1998 (the “Shareholders’ Agreement”) that governs the parties’ joint ownership of the shares of Compania Minera Casale, the corporation which owns the Aldebaran property. The Company also holds an approximately 5% equity interest in Arizona Star, a TSX Venture Exchange listed company. Under the Shareholders’ Agreement, Placer’s subsidiary, Placer Dome Technical Services Ltd. (“PDTS”) in January 2000 completed a feasibility study (the “Final Feasibility Study”) on the Cerro Casale deposit which confirms that the Cerro Casale deposit is technically feasible as a large scale gold-copper mine assuming certain parameters including life-of-mine prices of $350 per ounce for gold and $0.95 per pound for copper and Chilean first category tax of 15% (but excluding Chilean second category tax). Pursuant to the terms of the Shareholders’ Agreement, Placer, having completed the Final Feasibility Study within the required 24-month period, can maintain its 51% interest in the Aldebaran property, including the Cerro Casale deposit, by arranging up to $1.3 billion of financing for mine construction and commencing construction of the mine. Project financing would include a $200 million equity contribution to be made by Placer on behalf of all the shareholders. If Placer fails to meet these requirements, Placer’s interest will revert proportionately to the Company (49%) and Arizona Star (51%).

Even though gold and copper prices were weak during 2001, Placer continued to advance the project by expending over $5 million on environmental permitting and securing water rights sufficient to build and operate a mine as envisioned by the Final Feasibility Study. During March 2001, the completed Environmental Impact Study was submitted to the Chilean regulatory authorities. Formal approval of the Environmental Impact Study was received in February 2002.

With the recent improvements in metal prices, the Company and Placer are currently planning to explore opportunities to move the project forward and to investigate financing for the project. If a decision is made to proceed with the project, construction will only commence upon Placer arranging the required financing.

Other Projects

The Company holds direct or indirect interests in other exploration projects in Chile, but has not expended any material funds on these projects within the last year.

The Company also holds the development stage Yarnell project in Yavapai County, Arizona, U.S.A. but due to the weak gold price during the past several years, the Company has placed the project on a care and maintenance status, and has not aggressively pursued additional required permits.

The Company has an option to acquire up to a 70% interest in the Monument Bay gold property, in northeastern Manitoba from Wolfden Resources Inc. (“Wolfden”). Bema can earn its 70% interest in two stages. An initial 51% interest can be earned by Bema spending Cdn$3 million on exploration by December 31, 2005 and by making annual payments of Cdn$50,000, at the option of Bema in cash or by the issuance of Bema Common Shares. The remaining 19% interest may be earned upon Bema spending an additional Cdn$3 million on exploration and making payments totalling Cdn$150,000, at the option of Bema in cash or by the issuance of Bema Common Shares. An initial payment of Cdn$25,000 to Wolfden, together with the issuance of 150,000 Bema Common Shares, was made upon signing of a formal option agreement, completed as of March 27, 2002. The Company earned its 70% interest in the property in August 2003 having completed all payments and required exploration expenditures. From July to September 2002, the Company completed a multi-staged exploration drill program which included mapping and geochemical sampling. The objective of the program was to locate other targets on the 25 km shear zone that could be drilled in the winter. A total of 28 holes totalling 7,318 metres were completed in the 2002 summer program. A 15,000 metre drill program as a continuation of the summer program was commenced in January 2003. The purpose of the program was to follow up significant intersections in the West Twin Lakes C-Zone and to increase the overall resource (see “Recent Developments – Monument Bay - Exploration Results”).

Pursuant to an agreement dated May 17, 2002, the Company acquired on an arm’s length basis from Rocliffe Developments Limited (“Rocliffe”) the right to earn up to an initial indirect 72% interest (being 80% of a 90% interest) held by Rocliffe in the East Pansky platinum palladium property located in the Kola peninsula of western Russia. On August 22, 2002, the Company assigned (the “Assignment”) all of its rights, interest and obligations in respect of the East Pansky exploration licence to Consolidated Puma Minerals Corp. (“Puma”), an affiliated company, the shares of which are listed for trading on the TSX Venture Exchange. If Puma fails to make certain payments or expenditures required under the acquisition agreements with a result that Puma is in default under such agreement, the Company will have the right to reacquire from Puma the interest in the East Pansky property in consideration of the payment of $10 to Puma and for providing funding for any payment owing to Rocliffe, thereby preserving rights to the property. The Company now holds a majority ownership (64%) in Puma and continues to provide management services to Puma.

On July 26, 2002, the Company signed a letter agreement with Intrepid Minerals Corporation (“Intrepid”) for an option to acquire up to 75% interest in the Divisadero property, a high grade gold and silver target in El Salvador. Under the terms of a two-stage agreement, the Company has the right to earn up to a 60% interest in the Divisadero property through stage 1 expenditures of $2 million over three years, including a guaranteed minimum program of 3,500 meters of exploration drilling. The Company can then increase to a 75% interest through an additional $2 million of stage two expenditures over the following two years. Should the property host a drill inferred mineral resource in excess of two million gold-equivalent ounces at the conclusion of stage two, Intrepid retains the right to back in to a 40% aggregate interest (and reduce the Company’s interest to 60%) by funding additional ongoing expenditures of $4 million. Legal and technical due diligence is currently being carried out on the property but based on historic data as well as recent surface mapping and sampling by Intrepid, the Company considers that the Divisadero property has the potential to host multiple high grade vein targets. Exploration, consisting of geological mapping, sampling, and compilation, commenced in September 2002. The minimum required drill program has commenced and is ongoing.

Objectives

The Company’s growth strategy is to increase production through the advancement of existing development projects and through acquisition. The Company plans to seek exploration and development opportunities that can be readily financed in current market conditions.

The Company’s current priorities are optimizing commercial production at the Julietta mine and continuing to upgrade the existing resource and further explore the Julietta mine property (see “The Company – The Julietta Mine”) as well as working to optimize the mining and processing operations at the Petrex mines with a view to increasing production and reducing operating costs and further exploring the Petrex properties (see “The Company – Petrex Properties). The Company continues to monitor the operation of the Refugio mine in its current care and maintenance state, advance exploration work and is proceeding with ongoing discussions regarding the possibility of recommencing operations in 2004 (see “The Company – The Refugio Mine”). The Company continues to work with its partners on Cerro Casale to advance the project (see “The Company – The Cerro Casale Deposit”). The Company will continue with exploration on the Kupol project in Russia (see “Recent Developments – Kupol Property – Exploration Results”), as well as on its Monument Bay property (see “The Company – Other Projects”) and Divisadero property (see “The Company – Other Projects”).

RECENT DEVELOPMENTS

Recent Financings

On July 31, 2003 and August 7, 2003, the Company completed a non-brokered private placement of 1,995,099 and 277,628 flow-through shares, respectively, at a price of Cdn$2.20 per Flow-Through Share to raise gross proceeds to the Company of Cdn$5,000,000. The proceeds from this private placement are targeted to be spent on exploration of the Monument Bay property.

Julietta Mine – Updated Reserve and Resource Estimate

The Julietta mine reserves and resources update as of January 1, 2003 (the “Reserve and Resource Update”) was completed in late April 2003. Julietta mine reserves were calculated by technical personnel of the Company using updated information from underground and surface development and exploration undertaken in 2002. The new reserve portion of the estimate was completed at the Julietta mine site and supervised by Michel Crevier, Chief Geologist for the Julietta mine. The probable reserve and resource estimates were completed in Vancouver and supervised by Brian Scott, Chief Geologist for the Company. Mr. Scott also served as the Qualified Person responsible for the preparation of the reserves and resources.

The Julietta mine lab also runs an internal quality control program that includes standard reference material from Russia and blank material and also performs outside lab checks.

The new proven and probable reserve at Julietta is 584,237 tonnes grading 21.60 grams per tonne gold and 308 grams per tonne silver for 406,000 ounces of gold and 5.8 million ounces of silver. Bema has also significantly upgraded the size and category of resources at Julietta. The new indicted resource is 332,437 tonnes grading 20.76 grams per tonne gold and 249.75 grams per tonne silver for 222,000 ounces of gold and 2.7 million ounces of silver. The inferred resource is 399,417 tonnes at 23.73 grams per tonne gold and 277.55 grams per tonne silver for 305,000 ounces of gold and 3.6 million ounces of silver. The reserve update, calculated as of January 1, 2003, has added an additional two years of un-hedged production to the current mine life.

The updated Reserves and Resources as of January 1, 2003 are shown in the table below:

Updated Reserves and Resources
(as of January 1, 2003)

		Reserves(1)

		Gold Grade	Silver Grade	Gold Grade	Silver Grade
Category	Tonnes	(g/t)	(g/t)	(ounces)	(ounces)

Proven	165,517	30.39	511.71	161,700	2,723,000
Probable	418,720	18.13	227.77	244,000	3,066,000
Total	584,237	21.60	308.21	406,000	5,789,000

		Resources(1)(2)

		Gold Grade	Silver Grade	Gold Grade	Silver Grade
	Tonnes	(g/t)	(g/t)	(ounces)	(ounces)

Indicated Resource(1)	332,437	20.76	249.75	222,000	2,669,000
Inferred Resource(1)	399,417	23.73	277.55	305,000	3,564,000

(1)	Using a cut-off grade of 8.0 g/t gold equivalent.
(2)	Does not include material used to define proven and probable reserves.

As a result of exploration drilling and mine development in 2002, Bema has been able to replace reserves mined to date and has increased the resources by approximately 200,000 ounces of gold over the previous estimate. Exploration continues at Julietta and management is confident that it will continue to increase reserves and discover additional resources.

Monument Bay – Exploration Results

The 2003 winter drilling program on the Monument Bay property concluded during the second quarter of 2003. Based on this drill program and previous work, Bema has increased the inferred resource to 639,377 tonnes averaging 20.4 grams per tonne containing 418,371 ounces of gold, representing a 30% increase in contained ounces over the initial inferred resource of 500,572 tonnes grading 18.3 grams per tonne containing 294,874 ounces gold. The resource was calculated using 50 metre radius polygons on an inclined two-dimension long section with a cut-off grade of 8 grams per tonne and a minimum true width of 1 metre. High gold assays were cut to 100 grams per tonne.

Between January and May 2003, a total of 43 holes have been drilled for 12,680 metres and results have been received from 34 of the holes. The majority of the drilling has focused on the recently discovered Twin Lakes West Zone and includes intercepts of 7.9 metres of 10.77 grams per tonne gold and 2.2 metres of 21.85 grams per tonne gold. A summary of significant new drill results from the recent program is as follows:

Hole#	From (m)	To (m)	Length (m)	Estimated True Width	Grade Au (g/t)	Zone	Horizon
03-111 includes	328.5 330.5	331.3 331.3	2.8 0.8	2.0 0.57	8.09 22.36	Twin West	C C
03-112 03-112 03-112	447.4 454.0 521.8	447.7 455.4 522.2	0.3 1.4 0.4	0.23 1.06 0.31	10.75 13.27 5.98	Twin West	B B C
03-115 includes	309.9 310.6	310.9 310.9	1.0 0.3	0.83 0.25	17.75 56.09	Twin Lakes Main Zone	C C
013-118	106.9	107.2	0.3	0.23	15.17	Twin West	B

Hole#	From (m)	To (m)	Length (m)	Estimated True Width	Grade Au (g/t)	Zone	Horizon
03-119 includes	285.5 286.0	286.9 286.9	1.4 0.9	0.96 0.62	10.54 15.29	Seeber River	C C
03-123 03-124	95.2 146 54	96.2 146.9 55.0	1.0 0.9 1.0	0.75 0.83	6.28 8.77 11.04	Twin West Twin West Twin West	B C A
03-126				0.93
03-128 03-128	477.2 478.75	477.7 479.7	0.5 0.9	0.36 0.66	8.73 6.41	Twin West Twin West	C C
03-130	131.6	132.6	1.0	0.84	13.25	Twin West	B
03-131 includes	61 62.6	63.2 62.9	2.2 0.3	1.98 0.27	21.85 127.20	Twin West	B
03-132 includes	83.5 84	84.5 84.5	1.0 0.5	0.90 0.45	15.52 24.95	Twin West	A
03-136 includes	190.5 191.4	198.4 193.3	7.9 1.9	3.79 0.91	10.77 23.23	Twin West	C C

Drilling in March and April focused on the Twin Lakes West “C” Zone based on encouraging results from the early part of 2003. Drilling to date on this zone has extended the known mineralized horizons from 170 metres to 400 metres along strike. Assays are pending for several additional holes along this zone, with the potential to further extend the strike length. High-grade intercepts indicate the mineralized C Zone has a vertical extent between 50 metres and 130 metres. The ore shoot remains open up dip towards the Seeber River Zone and at depth. Gold mineralization continues to be associated with quartz veining and strong sericite and silica alteration within a package of intermediate volcanic flows and felsic dykes.

The original intention of the winter 2003 program was to focus on the Twin Lakes Zone where previous drilling had identified the bulk of the initial resource. However, favourable ice conditions this winter allowed drill rigs to access the river which has led to the discovery of the Twin Lakes West Zone. The increase in the inferred resource at Monument Bay is mainly a result of this new discovery. The summer 2003 program, which will consist of a minimum of 10,000 metres of drilling, has commenced consisting of geological mapping and geochemical sampling, and diamond drilling should recommence shortly.

Kupol Property – Exploration Results

On July 2, 2003, the Company announced the first drill results from the Kupol property. These results confirmed the high grade trenching and drilling results from earlier Russian exploration, and significantly increased the strike length and depth of the mineralized vein system beyond the area of the previous drilling. The previous exploration drilling within the mineralized vein system consisted of 20 diamond drill holes totalling approximately 2,500 metres along 400 metres of strike length to an average depth of 100 metres. Based on this previous drilling, a Russian C-1/C-2 reserve was calculated at 780,000 tonnes containing 835,000 ounces of gold and 9,350,000 ounces of silver with an average grade of 33.3 grams per tonne gold and 372.8 grams per tonne silver. The Russian C-1/C-2 reserve estimate does not comply with the requirements for the reporting of reserves and resources for Canadian securities reporting purposes and investors should exercise caution in making an investment decision based on such an estimate.

On August 13, 2003, the Company announced further high grade drill results from the Kupol property. A total of 116 holes totalling 15,100 metres, have been drilled on the property to date. Over 90% of the drill holes have intersected the mineralized epithermal vein system, which now extends over 2.8 kilometres of strike length and to a depth of at least 250 metres. The system remains open along strike to the north and south, and to depth.

These results suggest that the Kupol property hosts a substantial high grade gold and silver deposit. A total of 26,000 metres of drilling will be completed in 2003, utilizing two Canadian and two Russian drill rigs. The remainder of the drilling will focus on determining the edges of the mineralized zone, further testing to depth, further defining of the high grade ore shoots and drilling the entire zone at 100 metre centers.

In addition to drilling, Bema has commenced metallurgical test work, baseline engineering, hydrological and environmental studies on the Kupol project. For further information, including assay results, refer to the Material Change Report of the Company dated August 20, 2003, which is herein incorporated by reference. The Company is not currently in a position to determine the estimated true widths of the significant intersections outlined in the drilling program at Kupol to date.

RISK FACTORS RELATING TO OUR BUSINESS

An investment in the securities offered hereby involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and present stage of exploration and development of its mineral properties.

Prospective purchasers of securities offered hereby should give careful consideration to the risk factors contained in the Renewal Annual Information Form incorporated herein by reference. These risks factors include the risks associated with the estimate of reserves, mineral resources and production; risks of development, construction and mining operations; exploration and mining risks; risk of changes to applicable government regulations relating to the mining industry or to their application or shifts in political conditions in foreign countries; risk of changes to environmental legislation; risks associated with the Russian political and legal environment; risks associated with doing business in Russia; risks associated with the acquisition of title to mineral properties; risks associated with non-compliance with environmental and regulatory requirements; fluctuations in the price of gold and foreign currency fluctuations; risks of doing business in South Africa; and the inability to economically or fully insure against certain risks. In addition to the risk factors contained in the Renewal Annual Information Form of the Company incorporated herein by reference, the following additional risk factors apply to the Company:

Potential South African Litigation

Bema understands that following a recent substantial settlement obtained on behalf of South African asbestos miners suffering from asbestosis health problems, certain law firms in South Africa are working on similar lawsuits against a number of major gold producing companies relating to silicosis health problems which may affect significant numbers of South African underground miners. Bema is also aware that two major South African mining companies are facing a $7.4 billion lawsuit in New York seeking reparations on behalf of black employees based on their being unfairly treated during South Africa’s apartheid era. Although no such litigation has been commenced or threatened involving the Petrex mines, there can be no assurance that in the future the Petrex mines will not be subject to similar lawsuits that could adversely affect Bema’s South African operating results.

Kupol Property Title Matters

Bema’s exploration and development activities on the Kupol property are dependent on the grant of appropriate licenses, concessions, leases, permits and regulatory consents (the “Permits”), which may be granted for a defined time period and subject to certain terms and conditions. These Permits may also be subject to limitations and may be subject to withdrawal in certain circumstances. There can be no assurance that when granted these Permits will be renewed or, if so, on what terms.

The license which has been granted in respect of the Kupol property is subject to a number of irregularities, however none of these are regarded by the Corporation as materially limiting the future ownership position or operations of the Corporation. In some cases there is the possibility of adverse consequences arising from those irregularities. The Corporation is in the process of addressing certain irregularities affecting the license. There have been no material adverse consequences for Bema to date in respect of these irregularities but there can be no assurance that this will remain the case in the future.

Additional Funding Requirement

The Company may require additional financing to meet future expenditures and there is no assurance that the Company will be successful in obtaining the required financing.

Gold Price Volatility

The profitability of the Company’s operations is significantly affected by changes in the gold price. The gold price can fluctuate widely and is affected by numerous factors beyond the Company’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities. The Company’s ability, therefore, to maintain earnings and undertake capital expenditure may be affected in the event of a sustained material reduction in the price of gold. The price of the Company’s common shares is also affected by fluctuations in the price of gold. Part of the Company’s production is hedged, as required by project lenders, which mitigates some of the foregoing risks.

Dependence on Key Personnel

The Company’s business is dependent on retaining the services of a small number of key personnel of the appropriate calibre as the business develops. The success of the Company is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management and the loss of one or more could have a materially adverse effect on the Company.

USE OF PROCEEDS

Based on the Option being exercised, the gross proceeds to be received by the Company from the sale of the Shares and Additional Shares will be Cdn$69,000,000. The net proceeds to be received by the Company will be Cdn$65,550,000, after payment of the Underwriters’ cash commission of Cdn$3,450,000 and before deducting costs of the issue estimated at Cdn$100,000. The Company proposes to use the net proceeds from the offering as follows:

(i)
approximately Cdn$17,500,000 ($12,500,000) to make the required December 2003 payment under the Kupol acquisition agreement to earn an additional 10%interest in the Kupol property (see “The Company” – Kupol Gold and Silver Project”);

(ii)
approximately Cdn$14,000,000 ($10,000,000) as a reserve to make the required December 2004 payment under the Kupol acquisition agreement to earn an additional 10% interest in the Kupol property (see “The Company – Kupol Gold and Silver Project”);

(ii)	approximately Cdn$21,000,000 ($15,000,000) for the 2004 exploration drill program on the Kupol property (see “Recent Developments – Kupol Property – Exploration Results”);

(iii)	approximately Cdn$7,000,000 ($5,000,000) for 2004 feasibility work on the Kupol property (see “The Company – Kupol Gold and Silver Project”); and

(iv)	the remainder for working capital for general corporate purposes.

PLAN OF DISTRIBUTION

The Offering

Pursuant to the terms of an underwriting agreement (the “Underwriting Agreement”) dated September 4, 2003, between the Company and the Underwriters, the Company agreed to sell, and the Underwriters have severally agreed to purchase, as principal, 20,000,000 Shares of the Company at a price of Cdn$3.00 per Share on the terms and subject to the conditions contained therein against delivery of certificates representing the Shares. The closing of this transaction will take place on or about September 9, 2003, or such other date as may be agreed upon.

The Company had also granted the Underwriters the Option, exercisable in whole in part at the sole discretion of the Underwriters until 48 hours prior to closing, to purchase up to 3,000,000 Additional Shares at a price of Cdn$3.00 per Additional Share, which Option is being exercised by the Underwriters.

A purchaser who acquires Additional Shares from the Underwriters acquires those Additional Shares under this short form prospectus and will receive a copy of it.

The offering price of the Shares and Additional Shares offered by the Underwriters was determined by negotiation between the Company and the Underwriters.

The TSX has conditionally approved the listing of the Shares and the Additional Shares to be distributed under this short form prospectus subject to the Company fulfilling all of the listing requirements of the TSX. The Company has applied to list the Shares and the Additional Shares on AMEX. Listing will be subject to the fulfilment by the Company of all of the listing requirements of AMEX

Qualification of Securities for Distribution

This short form prospectus qualifies the distribution of the Shares and the Additional Shares. This short form prospectus also qualifies the distribution to the Underwriters of the Option.

Appointment of Underwriters

In consideration for the services to be performed by the Underwriters, the Company has agreed to pay to the Underwriters a commission equal to 5% of the gross proceeds of the offering.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to purchase all of the Shares if any of the Shares are purchased under the Underwriting Agreement. The Company has agreed with the Underwriters not to issue or sell Common Shares or securities convertible into or exchangeable for Common Shares (other than: (i) directors, officers or employee stock options or similar issuances pursuant to the share incentive plan of the Company and other existing share compensation arrangements; (ii) outstanding share purchase warrants; (iii) obligations in respect of existing mineral property agreements; and (iv) the issuance of securities in connection with property or share acquisitions in the normal course of business; for a period of 90 days following the closing of this offering without the prior written consent of the Underwriters, such consent not to be unreasonably withheld. The Company has agreed to indemnify the Underwriters and their directors, officers, employees or agents against certain liabilities.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares of the Company. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first-mentioned exception, in connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Offering in the United States

The Shares and Additional Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except that the Shares and Additional Shares may be offered and sold to accredited investors by the Company pursuant to Rule 506 under the 1933 Act on a private placement basis. The terms “United States” and “U.S. person” are as defined in Regulation S under the 1933 Act. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Shares or Additional Shares in the United States.

The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the 1933 Act, they will not offer or sell the Shares or Additional Shares within the United States or to, or for the account or benefit of, U.S. persons: (i) as part of their distribution; or (ii) otherwise until 40 days after the later of the commencement of the offering and date of closing (the “distribution compliance period”). The Underwriters have further agreed that all offers and sales of the Shares or Additional Shares during the distribution compliance period will be made in compliance with Rule 903 or 904 of Regulation S under the 1933 Act, or in compliance with an exemption from registration thereunder, and that they will have sent to each dealer (as defined in Section 2(a)(12) of the 1933 Act), or other person who is receiving a selling concession, fee or other remuneration in respect of the Shares or Additional Shares, to which they sell Shares or Additional Shares during the distribution compliance period, a confirmation or other notice setting forth the restrictions on offers and sales of the Shares or Additional Shares within the United States or to, or for the account or benefit of, U.S. persons.

The Shares and Additional Shares may be resold on the TSX pursuant to Rule 904 of Regulation S under the 1933 Act, which requires among other things, that: (i) the offer is not made to a person in the United States; (ii) neither the seller of the Shares or Additional Shares nor any person acting on its behalf is aware of the fact that the transaction has been pre-arranged with a buyer in the United States; and (iii) in the case of an offer or sale of the Shares or Additional Shares prior to the expiration of the distribution compliance period by a dealer or a person receiving a selling concession, fee or other remuneration in respect of the Shares or Additional Shares offered or sold (A) neither the seller nor any person acting on its behalf knows that the offeree or buyer of the Shares or Additional Shares is a U.S. person and (B) if the seller or any person acting on behalf of the seller knows that the purchaser is a dealer or is a person receiving a selling concession, fee or other remuneration in respect of the Shares or Additional Shares sold, the seller or a person acting on the seller’s behalf sends to the purchaser a confirmation or other notice stating that the Shares or Additional Shares may be offered and sold during the distribution compliance period only in accordance with the provisions of Regulation S under the 1933 Act, pursuant to registration under the 1933 Act or pursuant to an available exemption from the registration requirements of the 1933 Act.

In addition, until 40 days after the commencement of this offering, an offer or sale of common shares of the Corporation within the United States by any dealer, whether or not participating in this offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption under the 1933 Act.

Certificates representing any Shares or Additional Shares which are sold in the United States or to, or for the account or benefit of, a U.S. person will bear a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be offered or sold pursuant to certain exemptions from the registration requirements of the 1933 Act.

CONSOLIDATED CAPITALIZATION

Since December 31, 2002, the date of the Company’s last audited financial statements, to September 2, 2003, the following changes have occurred in the loan and share capital of the Company:

1.	62,854,246 Common Shares were issued to the then shareholders of EAGC pursuant to the Plan of Arrangement which completed on February 14, 2003 (See “The Company – Petrex Properties”);

2.	2,272,727 Common Shares were issued at a price of Cdn$2.20 per Common Share in connection with a non-brokered private placement of flow-through shares of the Company;

3.
1,777,778 Common Shares were issued pursuant upon the exercise of warrants at an exercise price of Cdn$1.10 per share issued pursuant to a previous $4 million convertible loan agreement between the Company and Resource Capital Fund II L.P. (“RCF”) dated June 30, 2000;

4.	75,000 Common Shares were issued pursuant to a $1 million bridge loan facility;

5.	225,000 Common Shares were issued to Standard Bank London Limited at an exercise price of Cdn$0.45 per Common Share pursuant to warrants issued in connection with a September 2000 loan agreement;

6.	338,250 Common Shares were issued at a price of Cdn$0.90 as a result of the exercise of previously issued share purchase warrants;

7.	158,134 Common Shares were issued at a price of Cdn$1.64 as a result of the exercise of previously issued share purchase warrants;

8.	53,221 Common Shares were issued at a price of Cdn$2.00 as a result of the exercise of previously issued share purchase warrants;

9.	256,500 Common Shares were issued as a result of the exercise of previously issued stock options, at an exercise price of Cdn$1.25 per share;

10.	162,500 Common Shares were issued as a result of the exercise of previously issued stock options granted, at an exercise price of Cdn$0.31 per share;

11.	337,500 Common Shares were issued as a result of the exercise of previously issued stock options, at an exercise price of Cdn$1.04 per share;

12.	250,000 Common Shares were issued as a result of the exercise of previously issued stock options, at an exercise price of Cdn$1.40 per share;

13.	54,250 Common Shares were issued as a result of the exercise of previously issued stock options, at an exercise price of Cdn$1.49 per share;

14.	25,000 Common Shares were issued as a result of the exercise of previously issued stock options, at an exercise price of Cdn$0.50 per share;

15.	110,196 Common Shares were issued at a conversion price of Cdn$2.07 pursuant to a convertible note issued as a finder’s fee on the Kupol property;

16.
82,590 Common Shares were issued as a result of the exercise of a convertible note, at a conversion price of Cdn$1.90, for an advisory milestone fee payable in connection with the Plan of Arrangement between the Company and EAGC Ventures Corp.; and

17.
1,948,938 Common Shares were issued as a result of the exercise of convertible notes, at a conversion price of Cdn$1.90, for an advisory success fees payable in connection with the Plan of Arrangement between the Company and EAGC Ventures Corp.

DETAILS OF THE OFFERING

The Offering

The offering consists of 20,000,000 Shares and 3,000,000 Additional Shares.

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized capital consists of an unlimited number of Common Shares. As at September 2, 2003, the Company had 327,019,024 Common Shares outstanding. All the issued Common Shares are fully paid and are not subject to any future call or assessment. All the issued Common Shares rank equally as to voting rights, participation and a distribution of the Company’s assets on liquidation, dissolution or winding-up and the entitlement to dividends. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of the Company. Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends if and when declared by the directors and, upon liquidation, to receive such portion of the assets of the Company as may be distributable to such holders.

LEGAL MATTERS

Certain legal matters relating to the offering and to the common shares to be distributed pursuant to this short form prospectus will be reviewed by Gowling Lafleur Henderson LLP on behalf of the Company and by Stikeman Elliott LLP on behalf of the Underwriters. As of the date hereof, the partners and associates of Gowling Lafleur Henderson LLP as a group and the partners and associates of Stikeman Elliott LLP as a group beneficially owned directly or indirectly less than 1% of the issued and outstanding common shares of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants. The transfer agent and registrar for the common shares of the Company is Computershare Trust Company of Canada at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the jurisdictions in Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the jurisdictions, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. You should refer to applicable provisions of the securities legislation of your province for the particulars of these rights or consult with a legal advisor.

Schedule “A”

EAGC VENTURES CORP.

Financial Statements

Unaudited interim statements for the period ended September 30, 2002

EAGC VENTURES CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002

(Unaudited - See Notice to Reader)

TERRY AMISANO LTD.	AMISANO HANSON
KEVIN HANSON, C.A.	CHARTERED ACCOUNTANTS

NOTICE TO READER

We have compiled the interim consolidated balance sheet of EAGC Ventures Corp. as at September 30, 2002 and the interim consolidated statements of loss and deficit and cash flows for the three and six months then ended from information provided by management. We have not audited, reviewed, or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these interim consolidated financial statements may not be appropriate for their purposes.

Vancouver, Canada	“Amisano Hanson”
November 21, 2002	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE:	604-689-0188
VANCOUVER CANADA	FACSIMILE:	604-689-9773
V6C 2T7	E-MAIL:	amishan@telus

EAGC VENTURES CORP.
INTERIM CONSOLIDATED BALANCE SHEET
September 30, 2002 and March 31, 2002
(Unaudited - See Notice to Reader)

	(Unaudited)	(Audited)
	September 30,	March 31,
	2002	2002

ASSETS

Current
Cash	$19,099	$2,140
Accounts receivable	17,602	1,429
Prepaid expenses	1,513	1,538
	38,214	5,107

Deferred costs – Notes 4 and 6	1,710,042	-
Investment – Note 6	767,705	-
Incorporation costs	6,082	-

	$2,522,043	$5,107

LIABILITIES

Current
Accounts payable – Note 4	$1,184,561	$230,191

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share capital – Note 3	6,966,684	6,966,684
Shares subscribed – Note 3	1,747,500	-
Excess value of share capital over value attributed to share
capital for accounting purposes on amalgamation	(2,241,606)	(2,241,606)

Deficit	(5,135,096)	(4,950,162)

	1,337,482	(225,084)

	$2,522,043	$5,107

Subsequent Events – Note 8

SEE ACCOMPANYING NOTES

EAGC VENTURES CORP.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three and six months ended September 30, 2002 and 2001
(Unaudited – See Notice to Reader)

	Three months ended		Six months ended
	September 30		September 30,
	2002	2001	2002	2001
Expenses
Accounting and audit	$5,725	$3,475	$7,225	$4,975
Bank charges and interest (recovery)	(5,307)	1,282	6,266	2,421
Consulting fees	95,233	-	95,233	-
Foreign exchange (gain) loss	2,857	2,646	(489)	347
Legal	2,606	-	2,606	-
Management fees – Note 4	9,000	9,000	18,000	18,000
Investor relations	7,500	-	7,500	-
Office and miscellaneous	4,438	6,844	9,500	9,157
Transfer agent and filing fees	25,143	9,926	29,389	16,666

Loss before other items	(147,195)	(33,173)	(175,230)	(51,566)
Other items
Interest income	349	97	389	252
Costs incurred on resource property
previously written-off	(16,197)	-	(16,197)	-
Settlement of accounts payable	6,104	-	6,104	-

Net loss for the period	(156,939)	(33,076)	(184,934)	(51,314)

Deficit, beginning of the period	(4,978,157)	(4,869,091)	(4,950,162)	(4,850,853)

Deficit, end of the period	$(5,135,096)	$(4,902,176)	$(5,135,096)	$(4,902,167)

Basic and diluted loss per share	$(0.15)	$(0.05)	$(0.18)	$(0.05)

SEE ACCOMPANYING NOTES

EAGC VENTURES CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended September 30, 2002 and 2001
(Unaudited - See Notice to Reader)

	Three months ended		Six months ended
	September 30		September 30,
	2002	2001	2002	2001
Operating Activities
Net loss for the period	$(156,939)	$(33,076)	$(184,934)	$(51,314)
Add (deduct) items not involving
cash:
Resource property costs previously
written-off	16,197	-	16,197	-
Settlement of accounts payable	(6,104)	-	(6,104)	-

	(146,846)	(33,076)	(174,841)	(51,314)
Changes in non-cash working capital
items related to operations:
Accounts receivable	(15,934)	(1,428)	(16,173)	(1,428)
Prepaid expenses	(488)	(1,701)	25	(1,300)
Accounts payable	(113,137)	17,727	(97,135)	33,796

	(276,405)	(18,478)	(288,124)	(20,246)

Investing Activities
Deferred costs	(668,630)	-	(668,630)	-
Investment	(767,705)	-	(767,705)	-
Incorporation costs	(6,082)	-	(6,082)	-

	(1,442,417)	-	(1,442,417)	-

Financing Activities
Loan payable	(200,000)	-	-	-
Increase in common shares	-	-	-	12,000
Increase in shares subscribed	1,342,500	-	1,747,500	-

	1,142,500	-	1,747,500	12,000

Increase (decrease) in cash during the
period	(576,322)	(18,478)	16,959	(8,246)

Cash, beginning of the period	595,421	26,971	2,140	16,379

Cash, end of the period	$19,099	$8,493	$19,099	$8,493

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-	$-

Income taxes	$-	$-	$-	$-

Non-cash Transactions – Note 5

SEE ACCOMPANYING NOTES

EAGC VENTURES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002
(Unaudited - See Notice to Reader)

Note 1	Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company’s March 31, 2002 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company’s annual March 31, 2002 financial statements.

Note 2	Changes in Accounting Policies

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 4, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the “settlement method” of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that stock options be accounted for using the fair value based method of accounting for stock-based compensation with the exception of certain types of awards, which are exempt from this policy. Where the award is exempt, the Company can elect to follow the fair value method or some other method provided that where the fair value method is not followed, certain pro-forma disclosures are made. The Company has elected to continue applying the settlement method of accounting.

Financial Statement Presentation

During the period ended September 30, 2002 the Company incorporated two wholly- owned subsidiaries, Chimera Mines and Minerals Corporation (“Chimera”), a Cayman Islands company and Main Street 83 (Proprietary) Limited (“Main Street”), a company incorporated under the laws of the Republic of South Africa, and accordingly, these consolidated financial statements include the accounts of the Company, Chimera, and Main Street. All inter-company transactions and balances have been eliminated.

Deferred Costs

Deferred acquisition costs comprise expenditures incurred in connection with the Company’s proposed acquisition of Petrex (Proprietary) Ltd. (“Petrex”) (Notes 6 and 8). The costs will be treated as part of the acquisition cost upon completion, or charged to operations if the proposed acquisition is not successful.

EAGC VENTURES CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2002 - Page 2
(Unaudited - See Notice to Reader)

Note 3	Share Capital

	a)	Authorized:

Unlimited common shares without par value

		September 30,		March 31,
		2002		2002
b)	Issued:	Number	$	Number	$

	Balance, beginning of period	1,028,305	6,966,984	11,519,981	6,909,284
	For cash:
	- pursuant to a private
	placement – at $0.28	-	-	205,000	57,400
	Share consolidation: 14 old for 1 new	-	-	(10,696,676)	-

	Balance, end of period	1,028,305	6,966,684	1,028,305	6,966,684

c)	Commitments:

Stock-based Compensation Plan

The Company has granted share purchase options to directors. These options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grant.

A summary of the status of the stock option plan as of September 30, 2002 and March 31, 2002 and changes during the periods then ended is presented below:

	September 30, 2002		March 31, 2002
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Options outstanding and exercisable	102,500	$0.47	102,500	$0.47

EAGC VENTURES CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2002 - Page 3
(Unaudited - See Notice to Reader)

Note 3	Share Capital – (cont’d)

	c)	Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

As at September 30, 2002, the following share purchase options were outstanding, entitling the holders thereof the right to purchase one common share for each share purchase option held:

Number	Exercise Price	Expiry Date
50,000	$0.42	December 8, 2005
52,500	$0.51	August 8, 2006
102,500

Subsequent to September 30, 2002, 47,500 share purchase options were exercised.

Shares Subscribed – Note 8

At September 30, 2002, the Company received $1,397,500 in respect to a proposed private placement of 7,000,000 units at $0.20 per unit. Each unit consists of one common share and one two-year share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.26 per share until October 18, 2004.

At September 30, 2002, the Company received $350,000 in respect to a proposed private placement of 700,000 units at $1.00 per unit. Each unit consists of one common share and one-half of a two-year share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $1.90 per share until October 22, 2007.

Note 4	Related Party Transactions

The Company incurred the following expenditures with a company with an officer in common and a law firm of which a partner is a director of the Company:

	Three months ended		Six months ended
	September 30,		September 30,
	2002	2001	2002	2001
Consulting – deferred costs	$183,341	$-	$188,403	$-
Management fees	9,000	-	18,000	-
Travel – deferred costs	77,646	-	77,646	-
Legal	63,543	-	63,543	-
	$333,530	$-	$347,592	$-

EAGC VENTURES CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2002 - Page 4
(Unaudited - See Notice to Reader)

Note 4	Related Party Transactions – (cont’d)

At September 30, 2002, accounts payable includes $336,943 (2001: $Nil) due to a company with an officer in common and a law firm of which a partner is a director of the Company.

Note 5	Non-cash Transactions

Operating and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. Deferred costs of $1,041,412, which are included in accounts payable have been excluded from the statement of cash flows for the six months ended September 30, 2002.

Note 6	Deferred Costs

By an acquisition agreement dated June 22, 2002, the Company intends, subject to the satisfaction of certain conditions precedent (see Note 8), to acquire all of the issued and outstanding shares and debt obligations of Petrex . Petrex is a wholly owned subsidiary of Petra Mining Limited, a South African company listed on the JSE Securities Exchange South Africa. Consideration for the acquisition is US$66,666,667 payable in cash. At September 30, 2002, the Company had advanced a non-refundable deposit of $767,705 (US$500,000) pursuant to the terms of the acquisition agreement which has been recorded as an Investment.

The Company proposes to finance the acquisition by way of bank loans of US$40,000,000 and equity financing. The loan is expected to have a six year term. The lender will also receive bonus warrants to purchase up to 1,500,000 common shares at $1.40 per share at the date of closing (See Note 8). The equity financing is expected to raise gross proceeds of US$42 million and will consist of the issue of an estimated 47 million special warrants priced at $1.40 per special warrant. Each special warrant will consist of a common share plus one half share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share at a price of $1.90.

EAGC VENTURES CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2002 - Page 5
(Unaudited - See Notice to Reader)

Note 6	Deferred Costs – (cont’d)

The Company has incurred the following costs in respect to the proposed acquisition of Petrex and related financing:

Six months
ended
September 30,
2002

Accounting and audit	$45,876
Bank finance fees	470,394
Consulting and financial advisory fees	248,906
Filing	10,800
Legal	731,379
Printing	17,560
Travel	185,127
$1,710,042

Note 7	Commitments

The Company has entered into a financial advisory contract with a company of which an officer is a director of the Company, whereby the Company will pay a monthly fee of US$10,000 per month, and certain success fees related to the completion of an acquisition being the greater of 1% of the cash equivalent of total consideration paid or 2.5% of the related debt financing. At September 30, 2002, monthly and milestone fees of $188,403 (US$120,000) were incurred under the contract. Subsequent to September 30, 2002, a success fee of US$900,000 was paid on completion of the Petrex acquisition. The contract also provides for a success fee of 2% of the value of any business combination or merger.

The Company has agreed to pay to two new proposed directors monthly fees of US$10,000 each until the completion of the acquisition plus a US$200,000 success fee on completion.

Note 8	Subsequent Events

	i)	Private Placements

a)
The Company completed a private placement of 7,000,000 units at $0.20 per unit. Each unit consists of one common share and one two-year share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.26 per share.

Subsequent to September 30, 2002, all 7,000,000 warrants were exercised for cash consideration of $1,820,000.

EAGC VENTURES CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2002 - Page 6
(Unaudited - See Notice to Reader)

Note 8	Subsequent Events – (cont’d)

b)
During the six months ended September 30, 2002, the Company received $350,000 in respect to a private placement disclosed in Note 3. Subsequent to September 30, 2002, the Company received an additional $350,000 in respect to the private placement.

c)
The Company has completed a private placement of 47,023,500 units at $1.40 per unit for total proceeds of $65,832,900. Each unit consists of one common share and one-half of a share purchase warrant, with each whole warrant entitling the holder to acquire one additional common share of the Company at a price of $1.90 until October 22, 2007. The agent received a commission of 6% of the gross proceeds plus a fee of $50,000.

	ii)	Acquisition of Petrex

On October 24, 2002, the conditions precedent related to the proposed acquisition of Petrex were satisfied, and the acquisition and related debt and equity financings were completed.

	iii)	Bonus Warrants

On October 24, 2002, in connection with the completion of the Petrex acquisition and related debt financing by Standard Bank of London (“SBL”) the Company issued bonus warrants entitling SBL to acquire 1,500,000 common shares of the Company at $1.40 per share until October 24, 2007.

	iv)	Stock Options

The Company granted stock options for 1,750,000 shares at $1.40 per share exercisable until October 24, 2007

	v)	Business Combination with Bema Gold Corporation

The Company and Bema Gold Corporation (“Bema”), a company listed on the Toronto and American stock exchanges, have entered into a Business Combination Agreement whereby Bema intends to acquire all of the Company’s issued and outstanding shares, warrants and options on the basis of one common share of Bema in exchange for one common share of the Company. Any securities of the Company held by Bema will be cancelled in the business combination.

Subsequent to September 30, 2002, Bema acquired 11,230,714 units of the Company at a price of $1.40 per unit pursuant to the private placement referred to in Note 8 (c).

The proposed Business Combination agreement is subject to several conditions precedent, including approval of the Company’s shareholders at a Special Meeting scheduled to be held December 18, 2002.

Schedule “B”

EAGC VENTURES CORP.

Financial Statements

Unaudited interim statements for the period ended December 31, 2002

EAGC Ventures Corp.

CONSOLIDATED
FINANCIAL STATEMENTS
(in Canadian dollars)
December 31, 2002

EAGC VENTURES CORP.
INTERIM CONSOLIDATED BALANCE SHEET
December 31, 2002 and March 31, 2002
(in Canadian dollars)
(Unaudited)

	December 31,	March 31,
	2002	2002

ASSETS

Current
Cash	$13,284,918	$2,140
Accounts receivable	4,932,876	1,429
Prepaid expenses	568,794	1,538
Inventories	6,278,848	-

	25,065,436	5,107

Deferred financing costs, net of amortization	4,461,322	-
Property, plant and equipment	120,499,456	-
Rehabilitation trust fund	2,203,907	-
Other	20,167	-

	$152,250,288	$5,107

LIABILITIES

Current
Accounts payable	$14,401,959	$230,191
Current portion of long-term debt – Note 5	9,202,667	-

	23,604,626	230,191

Long-term debt – Note 5	55,340,104	-
Future income tax liability	6,700,960	-
Provision for reclamation costs	4,073,363	-
Other liabilities	2,167,622	-

	91,886,675	230,191

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share capital – Note 6	10,127,069	6,966,684
Special Warrants – Note 6	62,647,616	-
Detachable bank warrants – Note 5	590,232	-
Excess value of share capital over value attributed to share
capital for accounting purposes on amalgamation	(2,241,606)	(2,241,606)

Deficit	(10,759,698)	(4,950,162)

	60,363,613	(225,084)

	$152,250,288	$5,107

Subsequent Events – Notes 3 and 6

SEE ACCOMPANYING NOTES.

EAGC VENTURES CORP.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three and nine months ended December 31, 2002 and 2001
(in Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	December 31,		December 31,
	2002	2001	2002	2001

Gold revenue	$11,535,064	$-	$11,535,064	$-

Expenses
Operating costs	10,996,092	-	10,996,092	-
Depreciation and depletion	773,458	-	773,458	-
Provision for reclamation	21,915	-	21,915	-

	11,791,465	-	11,791,465	-

Operating loss	(256,401)	-	(256,401)	-

Other expenses (Income)
General and administrative – Note 7	295,859	16,521	471,578	67,740
Interest on long-term debt	1,116,801	-	1,116,801	-
Amortization of deferred financing
costs	118,714	-	118,714	-
Foreign exchange loss	3,582,451	(42)	3,581,962	305
Interest and other income	(161,022)	(11)	(167,515)	(263)

	4,952,803	(16,468)	5,121,540	(67,782)

Loss before the undernoted items	(5,209,204)	(16,468)	(5,377,941)	(67,782)

Bema/ EAGC arrangement costs –
Note 3	(415,398)	-	(415,398)	-
Costs incurred on resource property
previously written-off	-	-	(16,197)	-

Net loss for the period	(5,624,602)	(16,468)	(5,809,536)	(67,782)

Deficit, beginning of the period	(5,135,096)	(4,902,167)	(4,950,162)	(4,850,853)

Deficit, end of the period	$(10,759,698)	$(4,918,635)	$(10,759,698)	$(4,918,635)

Basic and diluted loss per share	$(0.54)	$(0.02)	$(1.39)	$(0.07)

Weighted average number of common
shares outstanding	10,429,401	1,028,305	4,173,397	984,323

SEE ACCOMPANYING NOTES.

EAGC VENTURES CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended December 31, 2002 and 2001
(in Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	December 31,		December 31,
	2002	2001	2002	2001
Operating Activities
Net loss for the period	$(5,624,602)	$(16,468)	$(5,809,536)	$(67,782)
Add (deduct) items not involving
cash:
Depreciation and depletion	773,458	-	773,458	-
Amortization of deferred financing
costs	118,714	-	118,714	-
Provision for reclamation	21,915	-	21,915	-
Foreign exchange loss	3,447,699	-	3,447,699	-
Other	(16,468)	-	(6,375)	-
Changes in non-cash working capital	(2,407,500)	10,576	(2,520,783)	41,644

	(3,686,784)	(5,892)	(3,974,908)	(26,138)

Financing Activities
Special Warrants issued, net of issue
costs	62,479,616	-	62,829,616	-
Common shares issued, net of issue
costs	1,580,885	-	2,978,385	12,000
Standard Bank loan facilities	62,607,879	-	62,607,879	-
Deferred financing costs	(3,989,804)	-	(3,989,804)	-

	122,678,576	-	124,426,076	12,000

Investing Activities
Purchase of Petrex (Proprietary)
Limited – Note 4	(105,386,374)	-	(106,522,465)	-
Petrex Mine, capital asset
expenditures	(498,370)	-	(804,696)	-
Rehabilitation trust fund	(38,271)	-	(38,271)	-

	(105,923,015)	-	(107,365,432)	-

Effect of exchange rate changes on
cash	197,042	-	197,042	-

Increase (decrease) in cash during the
period	13,265,819	(5,892)	13,282,778	(14,138)

Cash, beginning of the period	19,099	8,493	2,140	(16,739

Cash, end of the period	$13,284,918	$2,601	$13,284,918	$2,601

Supplemental disclosure of cash flow information:
Non-cash financing activity:
Detachable bank warrants – Note 5	$590,232	$-	$590,232	$-

SEE ACCOMPANYING NOTES.

EAGC VENTURES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002
(Unaudited)

Note 1	Interim Reporting

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company’s March 31, 2002 financial statements.

Note 2	Changes in Accounting Policies

Stock-based Compensation

Effective April 1, 2002, the Company adopted a new accounting standard for stock based compensation. The Company follows the intrinsic value method of accounting for the granting of stock options. Under this method, no compensation expense is recognized if the exercise price of the stock options that are granted to employees and directors is set at market value on the date of the grant. Entities that do not apply the fair value based method of accounting are required to disclose for each period for which an income statement is provided, the pro forma net income and basic and diluted net income per share as if the fair value based accounting method had been used to account for stock-based compensation. The granting of stock options to non-employees and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting. Consideration paid for shares on exercise of the share options is credited to capital stock.

Financial Statement Presentation

During the nine month period ended December 31, 2002, the Company incorporated two wholly-owned subsidiaries, Chimera Mines and Minerals Corporation (“Chimera”), a Cayman Islands company and Main Street 83 (Proprietary) Limited (“Main Street”), a company incorporated under the laws of the Republic of South Africa. In addition, on October 24, 2002, the Company acquired Petrex (Proprietary) Limited (“Petrex”). Petrex is the private South African holding company which owns:

- Nigel Gold Mining Company (Proprietary) Limited
- Grootvlei Proprietary Mines Limited
- Consolidated Modderfontein Mines Limited
- Pretklerk Gold Mining (Proprietary) Limited
- Pretklerk Marievale Gold Mining Company (Proprietary) Limited
- Pretklerk Springs Daggafontein Gold Mining Company (Proprietary) Limited

These consolidated financial statements include the accounts of the Company’s subsidiaries. All inter-company transactions and balances have been eliminated.

EAGC Ventures Corp.
Notes to the Interim Consolidated Financial Statements
December 31, 2002 – Page 2
(Unaudited)

Inventories

Inventories, which include gold-in-process and consumables, are stated at the lower of cost or net realizable value. The cost of gold produced is determined principally by the weighted average cost method using related production costs. Consumables are valued at the lower of average cost or net realizable value.

Deferred financing costs

Financing costs, incurred on issuance of debt, are deferred and charged against earnings over the term of the indebtedness.

Property, plant and equipment

Mining assets are stated at historical cost less accumulated amortization. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Mine property, plant and machinery are amortized over the life of the mine by the unit-of-production method based on proven and probable reserves and mineralization expected to be classified as reserves. Mining equipment is depreciated on a straight-line basis, net of residual value, over the estimated useful life of the asset. New mining projects are amortized from the dates on which production reaches commercial quantities.

Reclamation costs and Rehabilitation trust fund

A provision for estimated future reclamation and mine closure costs is provided for on a unit-of-production basis over the life of the operation. Costs related to ongoing programs are expensed when incurred.

The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation or technology or other circumstances. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean up at closure, in view of the uncertainty of estimating the potential future proceeds.

Annual contributions are made to dedicated rehabilitation trust funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. The funds contributed to these trust funds are included under non-current assets.

Foreign currency translation

The accounts of the Company’s subsidiaries, not reporting in Canadian dollars, which are all considered to be integrated operations, are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Except for depletion and amortization of property, plant and equipment which are translated at historical rates, exchange gains and losses are included in income for the period.

EAGC Ventures Corp.
Notes to the Interim Consolidated Financial Statements
December 31, 2002 – Page 3
(Unaudited)

Revenue recognition

Revenue from mining production is recognized when significant risks and rewards of ownership of the goods are transferred to the buyer. Revenue between group companies is eliminated on consolidation.

Commodity instruments

Petrex has hedges in the form of fixed price contracts for the sale of gold to limit its exposure to changes in gold price and exchange rates. Gains and losses on gold hedging instruments that effectively establish prices for future production, are recognized in earnings at the earlier of any cash flow or delivery of the related hedged production.

Note 3	Plan of Arrangement with Bema Gold Corporation

The Company and Bema Gold Corporation (“Bema”), a company listed on the Toronto and American stock exchanges, entered into an arrangement agreement dated November 1, 2002 (the “Arrangement Agreement”) pursuant to which Bema will acquire from the shareholders of EAGC all of the issued and outstanding common shares of EAGC on the basis of one common share of Bema for each common share of EAGC pursuant to a statutory plan of arrangement (the “Arrangement”). In addition, Bema agreed to issue to the holders of convertible securities of EAGC, one common share of Bema in lieu of each common share of EAGC which such holder would have received upon exercise of their convertible securities. Upon completion of the Arrangement, EAGC will become a wholly- owned subsidiary of Bema.

Subsequently on February 14, 2003, the Arrangement was completed and as a result Bema:

•	issued (or made available for issue) 62,854,305 Bema shares for all of the outstanding common shares of EAGC;
•
issued and posted for trading on the TSE 23,861,750 share purchase warrants, representing the assumed obligations of Bema under 23,861,750 EAGC warrants. The listed warrants trade as warrants of Bema with each warrant exercisable into one common share of the Company at a price of Cdn.$1.90 per share until October 22, 2007. In addition, Bema assumed the obligations under 1.5 million EAGC Bank Warrants; and

•	exchanged 1,750,000 EAGC stock options, exercisable at a price of Cdn.$1.40 per share until October 24, 2007, into Bema options having substantially the same terms as the EAGC options.

On closing of the transaction in February 2003, Endeavour Financial Corporation (“Endeavour”), acting as a financial advisor for both EAGC and Bema on the Arrangement, received a success fee equal to 2% and 1% of the total transaction value of the Arrangement from each of EAGC and Bema, respectively. A director of Endeavour is also a director of both the Company and Bema.

EAGC Ventures Corp.
Notes to the Interim Consolidated Financial Statements
December 31, 2002 – Page 4
(Unaudited)

Note 4	Acquisition of Petrex (Proprietary) Ltd.

On October 24, 2002, EAGC, through a wholly-owned subsidiary, acquired from Petra Mining Limited (“Petmin”), a South African gold mining company the shares of which are listed on the JSE Securities exchange South Africa, all of the issued and outstanding shares of Petmin’s wholly owned subsidiary, Petrex (Proprietary) Limited (“Petrex”), for aggregate cash consideration of US$66,666,667 (the “Acquisition”). Pursuant to the terms of the Acquisition Agreement, in September 2002 the Company paid a non-refundable option payment to Petmin in the amount of US$500,000, which was credited against the Purchase Price. Petrex is a private South African holding company that owns all of the issued and outstanding shares of three active subsidiaries involved in the mining and extraction of gold on the East Rand Basin in Gauteng Province, South Africa.

To complete the Acquisition, EAGC arranged a US$35 million loan facility and a long- term working capital facility equal to the Rand equivalent of US$5 million from a syndicate of banks led by Standard Bank London Limited (“SBL”) (Note 5). In addition, concurrent with the closing of the Acquisition, EAGC closed the sale of 47,023,500 special warrants at a price of Cdn.$1.40 per special warrant for gross proceeds of approximately US$42 million (Note 6).

The Company has accounted for the Acquisition using the purchase method and has consolidated the results of Petrex beginning October 24, 2002. The net assets acquired and consideration given were as in the following table.

$
('000’s)

Assets acquired
Current assets	8,530
Property, plant and
equipment	120,469
Rehabilitation trust fund	1,816
Other	14

130,829
Less
Current liabilities	13,445
Future income tax liability	5,628
Provision for reclamation costs	3,401
Other liabilities	1,832

106,523

EAGC Ventures Corp.
Notes to the Interim Consolidated Financial Statements
December 31, 2002 – Page 5
(Unaudited)

		$
		('000’s)

	Consideration given
	Cash	104,333
	Acquisition costs	2,190
		106,523

Note 5	Long-term Debt

$
('000’s)

SBL Loan Facility
Tranche A loan
facility – (US$35 million)	55,216
Tranche B long-term
working capital facility
- (ZAR 50.7 million)	9,327

64,543
Less
Current portion	9,203

55,340

In conjunction with the closing of the Acquisition on October 24, 2002, the Company completed a Loan Facility from a syndicate of banks led by Standard Bank London Limited (“SBL”). The Loan Facility consists of two tranches, the Tranche A facility and the Tranche B facility.

The Tranche A facility consists of US$35 million and was used to finance part of the purchase price of Petrex. Interest on the Tranche A advance is 3.5% per annum over US$ LIBOR until the passing of a “capacity test”, following which will be reduced to 2.5% over US$ LIBOR. The Tranche A facility is repayable in quarterly installments beginning six months after closing. The Tranche B facility consists of the Rand equivalent of US$5 million and is to provide a long-term working capital facility to Petrex with respect to the operation and maintenance of its mines. Interest on Tranche B advances is 3.25% per annum over JIBAR. Each of the Tranche A and Tranche B facilities has a term of six years and may be prepaid in full or in part at any time without penalty.

EAGC Ventures Corp.
Notes to the Interim Consolidated Financial Statements
December 31, 2002 – Page 6
(Unaudited)

In connection with the Loan Facility, EAGC issued bank warrants to SBL entitling SBL to acquire 1.5 million common shares of EAGC at a price of Cdn.$1.40 per share until October 24, 2007. The fair value of the bank warrants, estimated at $590,232 using the Black-Scholes option-pricing model, has been included in deferred financing costs and is being amortized over the life of the Loan Facility.

Note 6	Share Capital

	a)	Authorized:

Unlimited common shares without par value

		December 31,		March 31,
		2002		2002
b)	Issued:	Number	$	Number	$
	Balance, beginning of period	1,028,305	6,966,684	11,519,981	6,909,284
	For cash:
	- pursuant to a private
	placement – at $0.20	7,000,000	1,400,000	-	-
	- upon exercise of warrants	7,000,000	1,820,000	-	-
	- upon exercise of stock
	options	47,500	22,618	-	-
	- AF Special Warrants
	exchanged	130,000	182,000	-	-
	- pursuant to a private
	placement – at $0.28	-	-	205,000	57,400
	Share consolidation: 14 old
	for 1 new	-	-	(10,696,676)	-
	Share issue costs	-	(264,233)	-	-

	Balance, end of period	15,205,805	10,127,069	1,028,305	6,966,684

Private placement

On October 18, 2002, the Company completed a non-brokered private placement of 7,000,000 units at $0.20 per unit for gross proceeds of $1.4 million. Each unit consisted of one common share and one two-year share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.26 per share until October 18, 2004. At September 30, 2002, the Company had received $1,397,500 with respect to the private placement with the remaining funds received in October 2002. In October and November 2002, all 7,000,000 warrants were exercised for cash consideration of $1,820,000.

EAGC Ventures Corp.
Notes to the Interim Consolidated Financial Statements
December 31, 2002 – Page 7
(Unaudited)

First Special Warrant financing

On September 13, 2002, the Company announced that it had agreed to the First Special Warrant financing, a non-brokered Special Warrant private placement with two placees to provide it with short term working capital prior to the closing of the Acquisition and related transactions. At September 30, 2002, the Company had received $350,000 with respect to the private placement with the remaining funds received on October 2, 2002. On October 18, 2002, upon closing, the Company issued 700,000 Special Warrants at a price of $1.00 per Special Warrant for gross proceeds of $700,000. Each Special Warrant is exchangeable into one unit which consists of one common share and one-half of a two-year share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $1.90 per share until October 22, 2007. At December 31, 2002, all of these Special Warrants remained outstanding.

Acquisition Financing Special Warrants

Concurrent with the closing of the Acquisition on October 24, 2002, EAGC closed the sale of 47,023,500 Special Warrants (“AF Special Warrants”) at a price of Cdn.$1.40 per Special Warrant for gross proceeds of approximately $65.8 million. Bema participated in the private placement by acquiring 11,230,714 of the AF Special Warrants from the Company. Each AF Special Warrant is exchangeable into one unit which consists of one common share and one-half of a share purchase warrant, with each whole warrant entitling the holder to acquire one additional common share of the Company at a price of $1.90 until October 22, 2007. The agent received a commission of approximately $3.5 million plus a fee of $50,000. On December 18, 2002, 130,000 of the AF Special Warrants were exchanged into 130,000 common shares and share purchase warrants of the Company. All other AF Special Warrants remained outstanding on December 31, 2002.

Subsequent to December 31, 2002, prior to the closing of the Arrangement on February 14, 2003, Bema sold all of its 11,230,714 AF Special Warrants that it had acquired from the Company to a third party.

c)	Fair value of Stock Option Compensation

On October 24, 2002, upon closing of the Acquisition, the Company issued 1,750,000 incentive stock options to certain of its employees and directors which are exercisable at a price of $1.40 per share until October 24, 2007. All options granted vested immediately with the exception of 375,000 options, vesting 33.3% every six months. In the event that employment is terminated all of the 375,000 options would vest immediately.

EAGC Ventures Corp.
Notes to the Interim Consolidated Financial Statements
December 31, 2002 – Page 8
(Unaudited)

The following are the pro forma net loss and basic and diluted loss per share had the Company charged the fair value of the stock based compensation to operations in each period.

		Three months ended	Nine months ended
		December 31,	December 31,
		2002	2002
	Net loss
	As reported	($ 5,624,602)	($ 5,809,536)
	Pro forma	($ 6,201,252)	($ 6,386,186)

	Basic and diluted loss
	per share
	As reported	(0.54)	(1.39)
	Pro forma	(0.59)	(1.53)

The fair value of these options was estimated at $0.42 per option at the grant date using the Black-Scholes option-pricing model, based on the following assumptions:
- Risk free interest rate of 3.00%
- Expected life of 3 years
- Expected volatility of 50%
- Dividend yield rate of Nil

Note 7	General and Administrative

	Three months ended		Nine months ended
	December 31,		December 31,
	2002	2001	2002	2001

Accounting and audit	$525	$1,600	$7,750	$6,575
Bank charges	476	1,311	6,742	3,732
Consulting fees	237,621	-	332,854	-
Investor relations	10,357	-	17,857	-
Legal	6,404	-	9,010	-
Management fees to
Endeavour	9,000	9,000	27,000	27,000
Stock based compensation	21,114	-	21,114	-
Office and miscellaneous	12,684	1,484	22,184	10,641
Transfer agent and filing
fees	(2,322)	3,126	27,067	19,792

	$295,859	$16,521	$471,578	$67,740

EAGC Ventures Corp.
Notes to the Interim Consolidated Financial Statements
December 31, 2002 – Page 9
(Unaudited)

Note 8	Related Party Transactions

On June 11, 2002, the Company entered into a financial advisory contract with Endeavour, whereby the Company agreed to pay Endeavour certain fees, namely: (i) a monthly work fee of US$10,000; (ii) a Milestone Fee of US$100,000 upon completion of certain milestone events relating to a transaction (deductible against the Success Fee); and (iii) a Success Fee, which is a percentage of the total cash equivalent value of the transaction arranged, as follows:

	(a)	in the case of an acquisition, 1% of the cash equivalent value of the total consideration paid;
	(b)	in the event a debt financing, 2.5% of the principal amount of any debt provided or committed to be provided to the Company and/ or its subsidiaries; and
	(c)	in the event of a merger/ business combination, 2% of the value of the merger/business combination as determined in accordance with normal valuation practices.

Both the Company and Endeavour agreed that in the event that Success Fees become due and payable to Endeavour on both an acquisition and associated debt financing, the Company shall only be obliged to pay the greater of the two fees to Endeavour.

In connection with the Acquisition, the Company paid Endeavour US$900,000 on October 24, 2002, consisting of a US$1 million Success Fee (2.5% of the principal amount of the US$40 million Loan Facility) less a deductible US$100,000 milestone fee paid on September 3, 2002. In connection with the plan of Arrangement with Bema, the Company paid Endeavour a US$100,000 milestone fee on December 4, 2002 (Note 3).

Two newly appointed directors of the Company, Robert Cross and Ulrich Rath, were being paid US$10,000 per month by the Company until completion of the Acquisition for their services in bringing about the Acquisition. Payments totalling US$50,000 and US$40,000 were made under these arrangements to Mr. Cross and Mr. Rath, respectively. In addition, on completion of the Acquisition, the Company paid a success fee of US$200,000 to Mr. Cross.

On October 23, 2002, EAGC entered into an agreement with a management company through which Mr. Cross provides his services as an officer to EAGC pursuant to which agreement EAGC pays a fee of US$10,000 per month for Mr. Cross’s services plus a monthly administrative fee of US$2,500. Payments totalling $25,000 were made under this agreement to December 31, 2002.

On October 5, 2002, EAGC entered into an employment agreement with Mr. Rath which commenced on completion of the Acquisition. The agreement provides that Mr. Rath will receive a salary of US$205,000 per year and a cash bonus of US$35,000 on closing of the Acquisition. In the event of his termination as an employee, Mr. Rath is entitled to a severance payment of US$205,000.

EAGC Ventures Corp.
Notes to the Interim Consolidated Financial Statements
December 31, 2002 – Page 10
(Unaudited)

Note 9	Segmented Information

The Company’s reportable operating segment is gold mining with all mining operations in one geographical area, South Africa.

Schedule “C”

BEMA GOLD CORPORATION

Pro-Forma Consolidated Financial Statements as at December 31, 2002

Bema Gold Corporation

Pro Forma Consolidated Statement of Operations
(Unaudited)
December 31, 2002
(in thousands of United States dollars)

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Directors of Bema Gold Corporation

We have read the accompanying unaudited pro forma consolidated statement of operations of Bema Gold Corporation (the Company) for the year ended December 31, 2002, and have performed the following procedures.

1.
Compared the figures in the columns captioned “Bema Gold Corporation” to the audited financial statements of Bema Gold Corporation for the year ended December 31, 2002, and found them to be in agreement.

2.
Compared the figures in the columns captioned “EAGC Ventures Corp.” and “Petrex (Proprietary) Limited” to the  unaudited statements of operations of EAGC Ventures Corp. and Petrex (Proprietary) Limited for the year ended December 31, 2002, respectively, and found them to be in agreement.

3.
Compared the figures in the column captioned “Chimera Mines & Minerals Corp.” to the unaudited statement of operations of Chimera Mines and Minerals Corp. for the period from June 11, 2002 to December 31, 2002, and found them to be in agreement.

4.
Compared the figures in the column captioned “Main Street 83 (Proprietary) Limited” to the unaudited statement of operations of Main Street 83 (Proprietary) Limited for the period from May 31, 2002 to December 31, 2002, and found them to be in agreement.

5.
Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about the basis for determination of the pro forma adjustments. The officials described to us the basis for determination of the pro forma adjustments.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

6.	Read the notes to the pro forma statement of operations, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the column captioned “Total year ended December 31, 2002” for the year ended December 31, 2002, and found the amounts in the column captioned “Bema Gold Corporation Pro Forma consolidated” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, BC
September 4, 2003

Bema Gold Corporation Pro forma Consolidated Statement of Operations (Unaudited) For the year ended December 31, 2002

(in thousands of United States dollars except shares and per share amounts)

		Unconsolidated
		EAGC	Chimera Mines	Main Street 83	Petrex
		Ventures	& Minerals	(Proprietary)	(Proprietary)
	Bema Gold	Corp.	Corp.	Limited	Limited	Total			Bema Gold
	Corporation year	year ended	June 11, 2002 to	May 31, 2002 to	year ended	year ended			Corporation
	ended December	December 31,	December 31,	December 31,	December 31,	December 31,		Pro Forma	Pro Forma
	31, 2002	2002	2002	2002	2002	2002	Notes	adjustments	consolidated
	$	$	$	$	$	$		$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)

Gold revenue	36,286	-	-	-	37,603	73,889			73,889

Expenses (income)
Operating costs	18,519	-	-	-	33,794	52,313			52,313
Depreciation and depletion	12,352	-	-	-	1,626	13,978	3(b)	1,162	15,140
Arbitration settlement	(4,169)	-	-	-	-	(4,169)			(4,169)
Other	358	-	-	-	-	358			358

	27,060	-	-	-	35,420	62,480			63,642

Operating earnings	9,226	-	-	-	2,183	11,409			10,247

Other expenses (income)
General and administrative	3,821	320	2	-	-	4,143			4,143
Interest on long-term debt	4,089	-	-	336	607	5,032	3(d)(e)	1,842	6,874
Amortization of deferred
financing costs	2,836	-	-	76	-	2,912	3(c)	(76)	2,836
General exploration	284	-	-	-	-	284			284
Other	2,292	247	-	-	(248)	2,291	3(a)(d)	(1,575)	3,866
	13,322	567	2	412	359	14,662			18,003

Earnings (loss) before the
undernoted items	(4,096)	(567)	(2)	(412)	1,824	(3,253)			(7,756)
Equity in losses of associated
companies	(424)	-	-	-	-	(424)			(424)
Investment gains	1,957	-	-	-	-	1,957			1,957
Earnings (loss) before taxes	(2,563)	(567)	(2)	(412)	1,824	(1,720)			(6,223)

Income & withholding taxes	(561)	-	-	-	(143)	(704)	3(f)	143	(561)

Earnings (loss) for the year	(3,124)	(567)	(2)	(412)	1,681	(2,424)			(6,784)

Basic and diluted loss per
share (note 4)									(0.02)

Weighted average number
of shares outstanding (000’s)									283,238

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Bema Gold Corporation Notes to Pro forma Consolidated Statement of Operations (Unaudited) For the year ended December 31, 2002

(expressed in United States dollars unless otherwise stated)

1	Basis of presentation

The accompanying unaudited pro forma consolidated statement of operations of Bema Gold Corporation (“Bema” or the “Company”) for the year ended December 31, 2002 gives effect to the Arrangement between Bema and EAGC Ventures Corp. (“EAGC”), described in Note 2 below, as if it had occurred on January 1, 2002.

Management has prepared the accompanying unaudited pro forma consolidated statement of operations of Bema in accordance with accounting principles generally accepted in Canada for inclusion in the short-form prospectus of Bema dated September •, 2003 (“Prospectus”). Together with other information available to the corporations, it has been compiled from and includes:

	(a)	The consolidated statement of operations of Bema for the year ended December 31, 2002 which was extracted from the Company’s audited financial statements for the year ended December 31, 2002.

(b)
The unaudited unconsolidated statement of operations of EAGC for the year ended December 31, 2002. Since May 1, 2002, EAGC had been inactive and was seeking business opportunities in the natural resource sector. On June 22, 2002, EAGC entered into a letter of intent to acquire the Petrex group of companies from Petra Mining Limited (“Petmin”) a South African public company.

(c)
The unaudited unconsolidated statement of operations of both Chimera Mines and Minerals Corporation (“Chimera”), a Cayman Islands incorporated company, for the period June 11, 2002 to December 31, 2002 and Main Street 83 (Proprietary) Limted (“Main Street”), a company incorporated under the laws of the Republic of South Africa, for the period May 31, 2002 to December 31, 2002. To facilitate EAGC’s acquisition of the Petrex group of companies, EAGC incorporated the two wholly-owned subsidiaries, Chimera and Main Street, on June 11, 2002 and on May 31, 2002, respectively.

(d)
The unaudited consolidated statement of operations of Petrex (Proprietary) Limited (“Petrex”) for the year ended December 31, 2002. Petrex is a private South African holding company that owns all of the issued and outstanding shares of three active subsidiaries involved in the mining and extraction of gold on the East Rand Basin in Gauteng Province, South Africa.

The unaudited consolidated statement of operations of Petrex and Main Street were converted from South African currency (Rand) to United States dollars (US$) using the average rate of exchange in effect during 2002 of R 1 equals $0.0951. The unaudited consolidated statement of operations of EAGC was converted from Canadian dollars (CDN$) to US$ using the average rate of exchange in effect during 2002 of CDN$ 1 equals $0.6368. Depreciation and depletion of the consolidated Petrex property, plant and equipment balance was translated at historical rates.

It is management’s opinion that the pro forma consolidated statement of operations includes all adjustments necessary for fair presentation, in all material respects, of the Arrangement between Bema and EAGC as described below. The pro forma consolidated statement of operations is not intended to reflect the results of operations of Bema which would have actually resulted had the proposed transaction been effected on January 1, 2002. Further, the pro forma consolidated statement of operations is not necessarily indicative of the results of operations that may be obtained in the future.

Bema Gold Corporation Notes to Pro forma Consolidated Statement of Operations (Unaudited) For the year ended December 31, 2002

(expressed in United States dollars unless otherwise stated)

The unaudited pro forma consolidated statement of operations should be read in conjunction with the historical financial statements and notes thereto of Bema, EAGC and Petrex as incorporated by reference in the Prospectus.

2	Arrangement between Bema and EAGC

The Company and EAGC, a TSX Venture Exchange listed company, entered into an arrangement agreement dated November 1, 2002 (the “Arrangement Agreement”) pursuant to which the Company agreed to acquire from the shareholders of EAGC all of the issued and outstanding common shares of EAGC on the basis of one common share of Bema for each common share of EAGC pursuant to a statutory plan of arrangement (the “Arrangement”). In addition, the Company agreed to issue to the holders of convertible securities of EAGC, one common share of Bema in lieu of each common share of EAGC which such holder would have received upon exercise of their convertible securities. Upon completion of the Arrangement on February 14, 2003, EAGC became a wholly-owned subsidiary of the Company. The Company, identified as the acquirer, accounted for the Arrangement using the purchase method.

On October 24, 2002, EAGC, through a wholly-owned subsidiary, Main Street, acquired from Petmin, a South African gold mining company the shares of which are listed on the JSE Securities Exchange of South Africa, all of the issued and outstanding shares of Petmin’s wholly owned subsidiary, Petrex, for aggregate consideration of $66.7 million. Petrex is a private South African holding company that owns all of the issued and outstanding shares of three active subsidiaries involved in the mining and extraction of gold on the East Rand Basin in Gauteng Province, South Africa.

In order to complete the $66.7 million acquisition of Petrex, EAGC arranged a $35 million U.S. dollar denominated loan facility and a working capital facility equal to the Rand equivalent of $5 million from a syndicate of banks led by Standard Bank London Limited (“SBL”). The $35 million loan facility bears interest at LIBOR plus 3.5%. The working capital facility bears interest at JIBAR plus 3.25%. In connection with this facility, EAGC issued share purchase warrants (“Bank Warrants”) to SBL entitling SBL to acquire 1.5 million common shares of EAGC at a price of Cdn.$1.40 per share until October 24, 2007. Concurrent with the closing of the Petrex acquisition, EAGC closed the sale of 47,023,500 special warrants at a price of Cdn.$1.40 per special warrant for gross proceeds of approximately $42 million. Each special warrant is exercisable into one common share of EAGC and one-half share of a share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of EAGC at a price of Cdn.$1.90 for a period of five years.

Effective February 14, 2003, the Arrangement was completed and as a result Bema:

(a) issued (or made available for issue) 62,854,305 Bema shares for all of the outstanding common shares of EAGC;

(b) issued and posted for trading on the TSE 23,861,750 share purchase warrants, representing the obligations Bema assumed under 23,861,750 EAGC warrants. The listed warrants trade as warrants of Bema with each warrant exercisable into one common share of the Company at a price of Cdn.$1.90 per share until October 22, 2007. In addition, Bema assumed the obligations under 1.5 million EAGC Bank Warrants; and

Bema Gold Corporation Notes to Pro forma Consolidated Statement of Operations (Unaudited) For the year ended December 31, 2002

(expressed in United States dollars unless otherwise stated)

	(c)	exchanged 1,750,000 EAGC stock options, exercisable at a price of Cdn.$1.40 per share until October 24, 2007, into Bema options having substantially the same terms as the EAGC options.

3	Pro forma adjustments

The unaudited pro forma consolidated statement of operations gives effect to the Arrangement between Bema and EAGC as described in note 2 and includes the following pro forma adjustments:

	(a)	To exclude transaction costs of $265,000 incurred by EAGC relating to the Arrangement.

	(b)	To increase depreciation and depletion expense by $1,162,000 resulting from adjustments to asset carrying values relating to the preliminary allocation of the purchase price of the Arrangement. The revised depreciation and depletion expense is computed on a unit of production basis, based on the Company’s accounting policies and the estimated mine life.

	(c)	To eliminate the amortization of debt issuance costs of $76,000 relating to financing costs incurred by EAGC prior to the Arrangement.

	(d)	To increase interest expense by $428,000 and foreign exchange loss by $1,840,000 which would have resulted if the SBL working capital facility, having a principal balance equal to the Rand equivalent of $5 million, was issued on January 1, 2002 instead of October 24, 2002. For the purposes of this pro forma presentation, interest at an annual rate of 15.75% is assumed for the SBL working capital facility.

	(e)	To increase interest expense by $1,414,000 which would have resulted if the $35 million SBL loan facility was issued on January 1, 2002 instead of October 24, 2002. For the purposes of this pro forma presentation, interest at an annual rate of 5% is assumed for the $35 million SBL loan facility.

	(f)	To eliminate withholding taxes of $143,000 relating to dividends paid to Petmin by Petrex.

4	Per share information

The pro forma basic and diluted loss per common share in the amount of $0.02 for the year ended December 31, 2002 has been calculated using the weighted average number of common shares of the Company outstanding during the year ended December 31, 2002 plus the additional 62,854,305 common shares of the Company that were issued to complete the Arrangement with EAGC.

C - 1

CERTIFICATE OF THE COMPANY

September 4, 2003

This short form prospectus together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the provinces of British Columbia, Ontario, Alberta and Manitoba.

(Signed) CLIVE T. JOHNSON	(Signed) MARK A. CORRA
President and Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors of the Company

(Signed) R. STUART ANGUS	(Signed) ROBERT J. GAYTON
Director	Director

C - 2

CERTIFICATE OF THE UNDERWRITERS

September 4, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus, as required by the securities legislation of the provinces of Ontario, British Columbia, Alberta and Manitoba.

CANACCORD CAPITAL	HAYWOOD SECURITIES INC.	GRIFFITHS McBURNEY &
CORPORATION		PARTNERS

(Signed) PETER M. BROWN	(Signed) KEITH PECK	(Signed) EUGENE McBURNEY

ORION SECURITIES INC.

(Signed) DOUGLAS BELL

BMO NESBITT BURNS INC.

(Signed) JAMIE ROGERS